Filed pursuant to General Instruction II.L of Form F-10:
File No. 333-236780

PROSPECTUS SUPPLEMENT
(to base shelf prospectus dated June 16, 2020)

New Issue	July 31, 2020

FSD PHARMA INC.

US$9,999,996.60

2,762,430 CLASS B SUBORDINATE VOTING SHARES

1,381,215 CLASS B SHARE PURCHASE WARRANTS

_________________________________

This prospectus supplement (the "Prospectus Supplement"), together with the base shelf prospectus dated June 16, 2020 (the "Shelf Prospectus"), as amended or supplemented, qualifies the distribution of 2,762,430 Class B shares (the "Offered Shares") of FSD Pharma Inc. ("FSD Pharma", the "Corporation", "we", "us", or "our"), directly to certain institutional purchasers (the "Purchasers"), at a price of US$3.62 per Offered Share (the "Offering Price"). The Company has also agreed to issue to the Purchasers one-half of one Class B share purchase warrant (each whole warrant, a "Warrant") for each Offered Share purchased by the Purchasers, and this Prospectus Supplement also qualifies the distribution of 1,381,215 Warrants to the Purchasers. Each Warrant will entitle the holder to purchase one Class B share of the Corporation (a "Warrant Share") at a price of US$4.26 per Warrant Share at any time following issuance until the date that is five years after the date of issuance. See "Description of the Securities Distributed". The Offered Shares and the Warrants are collectively referred to in this Prospectus Supplement as the "Offered Securities" and the issuance and sale of the Offered Shares to the Purchasers is referred to in this Prospectus Supplement as the "Offering".

This Prospectus Supplement also qualifies for distribution in the United States, 1,381,215 Warrant Shares issuable from time to time on exercise of the Warrants issuable under this Prospectus Supplement, and such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions forming part of the terms and conditions of the Warrants.

The Corporation has retained A.G.P./Alliance Global Partners (the "Placement Agent") to act as its exclusive placement agent in the United States for the Offering, and has entered into a placement agent agreement dated July 31, 2020 (the "Agency Agreement") with the Placement Agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the Offered Securities offered pursuant to this Prospectus Supplement. The Offered Securities will be sold directly to the Purchasers pursuant to a securities purchase agreement dated July 31, 2020 between FSD Pharma and the Purchasers (the "Purchase Agreement"). The Offering Price for the Offered Shares and the issuance, exercise price and other terms of the Warrants were determined by negotiation among the Corporation, the Placement Agent and the Purchasers with reference to the prevailing market prices of the Class B Subordinate Voting Shares of the Corporation (the "Class B Shares"). The Corporation has agreed to pay the Placement Agent the placement agent fee set forth in the table below. It is expected that the closing of the Offering (the "Closing") will occur on August 4, 2020 or such later date as the Corporation, the Placement Agent and the Purchasers may agree (the "Closing Date"). See "Plan of Distribution".

The Company has also granted the Placement Agent an option to arrange for purchases of up to an additional US$10.0 million of Class B Shares and Warrants on the terms above for a period of 30 days following the closing of the Offering.

The outstanding Class B Shares are listed and posted for trading on the Canadian Securities Exchange (the "CSE") and the Nasdaq Capital Market (the "Nasdaq"), under the symbol "HUGE". The Corporation will apply to list the Offered Shares and Warrant Shares for trading on the CSE and Nasdaq. The listing of the Offered Shares and the Warrant Shares on the CSE and Nasdaq will be subject to the Corporation fulfilling of all of the requirements of the CSE and the Nasdaq, respectively. On July 30, 2020, the closing prices of the Class B Shares on the CSE and the Nasdaq were $5.66 and US$4.26, respectively.

There is no established trading market for the Warrants, and the Corporation does not expect such a market to develop. In addition, the Corporation does not plan on making an application to list the Warrants on the CSE, the Nasdaq, or any other securities exchange or other trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation. See "Risk Factors".

The Offering is being made in the United States only pursuant to the Corporation's Registration Statement (as defined below) filed with the United States Securities and Exchange Commission (the "SEC") on February 28, 2020 and amended on June 17, 2020, of which this Prospectus Supplement forms a part. The Offered Securities offered hereby are not being offered for sale to the public in Canada under this Prospectus Supplement.

Price: US$3.62 per Offered Share

	Price to the Public(1)	Placement Agent's Fee(2)	Net Proceeds to the Corporation(3)
Per Offered Share	US$3.62	US$0.2534	US$3.3666
Total Offering	US$9,999,996.60	US$699,999.76	US$9,299,996.84

Notes:

(1) The Offering Price was determined in agreement between the Corporation, the Placement Agent and the Purchasers with reference to the prevailing market prices of the Class B Shares.

(2) The Company has agreed to pay the Placement Agent a cash fee (the "Placement Agent's Fee") equal to 7.0% of the gross proceeds of the Offering.

(3) After deducting the Placement Agent's Fee, but before deducting the expenses of the Offering (estimated to be approximately US$375,000), which will be paid from the proceeds of the Offering.  Net proceeds to the Corporation exclude any proceeds received from the exercise of Warrants.

The sale of the Offered Shares to the Purchasers will be settled under the book-based system through the facilities of The Depository Trust Company ("DTC"), or by such other means as the Corporation and the Purchasers may agree. Unless otherwise determined by the Corporation and the Purchasers, the Purchasers will receive only a customer confirmation from the registered dealer that is a DTC participant through which the Offered Shares are purchased.  Definitive certificates representing the Warrants will be available for delivery at Closing.

Investing in the Offered Securities is speculative and involves a high degree of risk. Before making a decision to invest in our Class B Shares, prospective purchasers should carefully review and consider the following, among other things, for a detailed description of risks and other considerations involved in such a decision: "Risk Factors" in this Prospectus Supplement; "Risk Factors" and discussion under "Our Business - FSD Pharma Bioscience - Regulatory Environment" in the Shelf Prospectus; and "Description of Share Capital" and "Risk Factors" discussed in the 2019 AIF (as defined below).

The Corporation is permitted, under the multi-jurisdictional disclosure system adopted by Canada and the United States ("MJDS"), to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. Our financial statements incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), and may be subject to Canadian auditing and independence standards. As a result, the financial statements included and incorporated by reference in this Prospectus Supplement and the Shelf Prospectus may not be comparable to financial statements of U.S. companies.

THE OFFERED SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, NOR HAS THE SEC NOR ANY STATE OR PROVINCIAL SECURITIES COMMISSION OR SIMILAR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition, holding or disposition of the securities described herein, may have tax consequences in both Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the heading "Certain Canadian and U.S. Federal Income Tax Considerations". Prospective investors should also consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under U.S. federal securities laws, including the U.S. Securities Act, may be affected adversely by the fact that the Corporation is formed under and governed by the laws of the Province of Ontario, and that some or all of its officers and directors are residents of Canada, that some or all of the experts named in this Prospectus Supplement and the accompanying Shelf Prospectus are residents of Canada, and that a substantial portion of the assets of the Corporation and said persons are located outside of the United States.

Our head office and principal place of business is located at 520 Williams Street, Coburg, Ontario, Canada K9A 3A5, and our registered office is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, Canada M5C 1P1.

R. Bokhari, S. Buyer, R. Ciaruffoli, J. Datin, L. Kaiser and D. Urban are directors of the Corporation who reside outside of Canada. Each of these directors has appointed Bennett Jones LLP, 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, Canada, M5X 1A4 as his agent for service of process. Prospective purchasers of Offered Shares are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

Placement Agent

A.G.P.

The date of this prospectus supplement is July 31, 2020

Prospectus Supplement

Shelf Prospectus

v

 IMPORTANT NOTICE

Unless expressly indicated or the context otherwise requires, references in this Prospectus Supplement and the accompanying Shelf Prospectus to "FSD Pharma", "FSD", the "Corporation", "we", "us", or "our" refer to FSD Pharma Inc. and include each of its subsidiaries, as the context requires.

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms and method of the distribution of the securities offered hereunder, and also updates and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Shelf Prospectus, which provides more general information about the Corporation and about securities we may offer from time to time, some of which may not apply to the Offering under this Prospectus Supplement. If the description of the Class B Shares varies between this Prospectus Supplement and the accompanying Shelf Prospectus, investors should rely on the information in this Prospectus Supplement. Before you invest, you should carefully read this Prospectus Supplement, the accompanying Shelf Prospectus, all information incorporated by reference herein and therein listed under "Documents Incorporated by Reference", as well as the additional information described under "Where You Can Find Additional Information" in this Prospectus Supplement. These documents contain information you should consider when making your investment decision. This Prospectus Supplement may add, update or change information contained in the accompanying Shelf Prospectus or any of the documents incorporated by reference therein. To the extent that any statement made in this Prospectus Supplement is inconsistent with statements made in the accompanying Shelf Prospectus or any documents incorporated by reference therein filed prior to the date of this Prospectus Supplement, the statements made in this Prospectus Supplement will be deemed to modify or supersede those made in the accompanying Prospectus and such documents incorporated by reference therein.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus. Neither the Corporation nor the Placement Agent have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, do not rely on it. The Corporation is offering to sell Offered Shares only in jurisdictions where offers and sales are permitted under applicable Canadian and U.S. securities laws. The distribution of this Prospectus Supplement and the Offering in certain jurisdictions may be restricted by applicable law. You should assume that the information contained in this Prospectus Supplement and the accompanying Shelf Prospectus, as well as information filed with the SEC and with the securities regulatory authority in each of the provinces of Canada (other than Québec) that is incorporated by reference herein and in the accompanying Shelf Prospectus, is accurate only as of its respective date. The Corporation's business, financial condition, results of operations and prospects may have changed since those dates.

This Prospectus Supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this Prospectus Supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purposes of the distribution of the Offered Shares. Other documents are also incorporated or deemed to be incorporated by reference into this Prospectus Supplement and into the Shelf Prospectus. See "Documents Incorporated by Reference" in this Prospectus Supplement.

This Prospectus Supplement and the accompanying Shelf Prospectus are part of a registration statement on Form F-10 that has been filed with the SEC (the "Registration Statement"). This Prospectus Supplement does not contain all of the information contained in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the Registration Statement and the exhibits thereto for further information with respect to the Corporation and its securities.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is determined using IFRS, which differs from U.S. generally accepted accounting principles ("U.S. GAAP") and therefore may not be comparable to financial information prepared in accordance with U.S. GAAP.

CURRENCY AND EXCHANGE RATE INFORMATION

The financial statements of the Corporation incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are reported in Canadian dollars. In this Prospectus Supplement and the accompanying Shelf Prospectus, all dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars and are referred to as "$", or "C$". Any references to U.S. dollars herein are referred to as "US$" or "USD".

The high, low, closing and average exchange rates for Canadian dollars in terms of the United States dollar for each of the indicated periods below, as quoted by the Bank of Canada's daily average exchange rate and expressed in C$ for each US$1.00, were as follows:

	Six months ended June 30, 2020	Year ended December 31, 2019	Year ended December 31, 2018

High	1.4496	1.3600	1.3642
Low	1.2970	1.2988	1.2288
Closing	1.3628	1.2988	1.3642
Average	1.3641	1.3269	1.2957

On July 30, 2020, the daily average exchange rate as quoted by the Bank of Canada was US$1.00 = C$1.3432.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus, and in the documents incorporated by reference herein and therein, contain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and/or  "forward-looking information" within the meaning of applicable Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements include statements that may relate to our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditures, financing needs, and other information that is not historical information. Forward-looking statements can often be identified by the use of terminology such as, "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project", "continue", and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions, and expected future developments or events, as well as other factors or considerations that we believe are appropriate.

In particular, this Prospectus Supplement, the accompanying Shelf Prospectus, and the documents incorporated by reference herein and therein contain forward-looking statements which include, but are not limited to: discussions concerning the Corporation's exploration of near-term funding strategies; the progress of the Alfred Hospital Phase 1 Trials (as defined below); the Corporation's plans to advance the research & development of ultramicronized-palmitoylethanolamide ("ultramicronized-PEA" or "FSD-201") to commercialization through studies and clinical trials, including anticipated timing and associated costs; the status of the Corporation's IND (as defined below) application with the U.S. Food and Drug Administration (the "FDA") to conduct the FSD-201 COVID-19 Trials (as defined below) for the use of FSD-201 to treat COVID-19, including the timing, completion and outcomes of any trials or whether FSD-201 may be effective and feasible in treating COVID-19, the costs associated with such planned trials, and the Corporation's ability to obtain required funding and the terms and timing thereof; the expansion of our product offering(s), our business objectives and the expected impacts of previously announced acquisitions and developments; disposition of other non-core assets in transactions similar to the Pharmadrug Share Sale (as discussed in the Shelf Prospectus); or the sale of substantially all of the assets of FV Pharma (as defined below), including the Facility (as defined below).

In addition to those forward-looking statements referred to above, readers should also refer to the 2019 AIF (as defined below), under the heading "Forward-Looking Statements" and the FY 2019 MD&A and Interim MD&A (each as defined below) under the heading "Forward-Looking Information", both of which are incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus, for a list of additional forward-looking statements made by us in this Prospectus Supplement and the documents incorporated by reference herein.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein, and other unforeseen risks, including, without limitation:

  our limited operating history and history of losses, and anticipated significant losses for the foreseeable incurred to pursue commercialization of FSD-201;

  inability to obtain required additional financing on terms favourable to the Corporation;

  risks associated with development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies on anticipated timelines, which may encounter substantial delays or may not be able to be completed at all;

  our reliance on only one pharmaceutical candidate, FSD-201;

  potential side effects, adverse events, or other properties or safety risks of our product candidates, which could delay or halt their clinical development, prevent their regulatory approval, cause suspension or discontinuance of clinical trials, abandonment of a product candidate, limit their commercial potential, if approved, or result in other negative consequences;

  results of earlier studies or clinical trials not being predictive of future clinical trials, and initial studies or clinical trials may not establish an adequate safety or efficacy profile for our product candidates to justify proceeding to advanced clinical trials or an application for regulatory approval;

  failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates, which could prevent, delay or limit the scope of regulatory approval and commercialization, including from difficulties encountered in enrolling patients in clinical trials, and reliance on third parties to conduct our clinical trials and some aspects of our research and preclinical testing, or results from future clinical testing which may demonstrate opposing evidence and draw negative conclusions regarding the effectiveness of FSD-201 as a treatment for COVID-19 or other medical conditions;

  if clinical trials are conducted for product candidates outside of the United States, the FDA and comparable regulatory authorities may not accept data from such trials, or the scope of such approvals from regulatory authorities may be limited;

  failure to obtain regulatory approval for FSD-201, or to achieve the degree of market acceptance and demand for our products by physicians, patients, healthcare payors, and others in the medical community which are necessary for commercial success, including, in the case of the FSD-201 COVID-19 Trials for the use of FSD-201 to treat COVID-19, due to the possibility that alternative, superior treatments for COVID-19 may be available prior to the approval and commercialization of FSD-201 for the treatment of COVID-19, should such approval be received at all;

  competition from other technologies and pharmaceutical products, including from synthetic production, new manufacturing processes and new technologies, and expected significant competition from other companies with similar businesses, and significant competition in an environment of rapid technological and scientific change as competitors have proposed various new product candidates or existing pharmaceutical products or technologies as an effective treatment for COVID-19, which may be safer, more advanced or more effective than the proposed use of FSD-201 as an effective treatment;

  preliminary, interim data obtained from our clinical trials that we may announce or publish from time to time may not be indicative of future scientific observations or conclusions as more patient data becomes available, further analyses are conducted, and as the data becomes subject to subsequent audit and verification procedures;

  legal challenges to patents covering FSD-201;

  reliance on single-source suppliers for acquisition of the drug substance and drug product for FSD-201;

  risk related to the sale of the Facility, including whether we will be able to sell the Facility on terms favourable to the Corporation, or at all;

  our dual class share structure between the Class A Multiple Voting Shares ("Class A Shares") and Class B Shares;

  vulnerability to rising or volatile energy costs;

  reliance on management and important staff members;

  dependence on suppliers and skilled labour;

  compliance with environmental, health and safety laws and regulations;

  insurance and uninsured risks;

  ability to realize production targets;

  supply chain interruptions and the ability to maintain required supplies of skilled labour, specialized knowledge, equipment, parts and components;

  ability of the Corporation to manage growth effectively;

  failure or inability to implement required internal controls;

  increased costs as a result of operating as a public company in the United States;

  ability to identify and execute future acquisitions or dispositions effectively, including the ability to successfully manage the impacts of such transactions on our operations;

  our international business operations, including expansion to new jurisdictions, could expose us to regulatory risks or factors beyond our control such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes, investigation of sanctions relating to corruption of foreign public officials or international sanctions and delays in the development of international markets for our products;

  risks associated with acquisitions and partnerships, including the ability to attract and retain business partners and reliance of the Corporation on the operations of its partners, and the lack of control over such operations associated with investments the Corporation has made in strategic partners;

  there could be unforeseen claims made against us, including product liability claims or regulatory actions if products are alleged to have caused significant loss or injury;

  termination of the agreement pertaining to the joint venture with Auxly Cannabis Group Inc. (the "Auxly Agreement") and the proposed class action litigation associated with the termination of the Auxly Agreement;

  claims from suppliers;

  risk of conflict related to directors and officers of FSD Pharma who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as FSD Pharma;

  lack of dividends, and reinvestment of retained earnings, if any, into the Corporation's business;

  the dependence of our operations, in part, on the maintenance and protection of our information technology systems, and the information technology systems of its third-party research institution collaborators, contract research organizations or other contractors or consultants, which could face cyber-attacks;

  tax-related risks, including unforeseen changes to tax and accounting rules, practices or requirements that may be difficult or impossible for us to implement or comply with, and our classification as a "passive foreign investment company";

  the regulation of the medical cannabis industry in Canada, including by Health Canada's Office of Controlled Substances, and associated regulatory risks, including failure or delays in obtaining regulatory approvals, changes in regulation and enforcement of regulations or violation of regulations;

  changes, whether anticipated or not, in laws, regulations and guidelines that may result in significant compliance costs for our business, including in relation to restrictions on branding and advertising, regulation of provincial distribution and excise taxes;

  liability resulting from failure to comply with licensing requirements under the Cannabis Act (Canada) and the associated cannabis regulations promulgated thereunder, including the ability of key employees and personnel to maintain or renew required security clearance with Health Canada, incurred prior to or resulting from the Corporation's exit from cannabis operations;

  prevention or inability of the Corporation's employees or shareholders from entry into the United States, or a lifetime ban on entry into the United States;

  unfavourable publicity or consumer perception of the Corporation and the cannabis industry and cannabis products, including as a result of clinical research which may draw opposing or negative conclusions;

  ability to promote and sustain our brands, including any restrictions or constraints on marketing practices under the regulatory framework in which we operation, including plain packaging regulations;

  the ability to provide the capital required for research, product development, operations and marketing;

  the shelf life of any inventory, including unexpected write-downs or fair value adjustments of biological assets or recall of products;

  perceived reputational risk from third parties with whom we do business as a result of our cannabis-related activities, or who may elect not to do business with us;

  our ability to produce and sell medical products in, and export medical products to, other jurisdictions outside of Canada, which is dependent on compliance with additional regulatory or other requirements;

  co-investment risks associated with investments the Corporation may make with strategic investors or other third parties through joint ventures or other entities from time to time;

  ability to safely, securely, efficiently and cost-effectively transport our products to consumers;

  any fraudulent or illegal activity, or other misconduct or improper activities that our directors, officers, employees, contractors, consultants, commercial partners or vendors may engage in, including noncompliance with regulatory standards and requirements;

  manufacturing problems that could result in delay of our development or commercialization programs;

  changes in government, or changes in funding for the FDA and other government agencies, which could hinder their ability to ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions, on which we may rely;

  inability to establish sales and marketing capabilities, or enter in to agreements with third parties, to sell and market any product candidates that we may develop;

  uncertainty associated with insurance coverage and reimbursement status for newly-approved pharmaceutical products, which could result in product candidates becoming subject to unfavourable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, including legislative measures aimed at reducing healthcare costs;

  limitations on our ability to obtain and maintain sufficient protection of our intellectual property, or if the scope of any protection is not sufficiently broad, including any issued patents covering our product candidates being found invalid or unenforceable if challenged in court, or if we become subject to claims challenging the inventorship of our patents and other intellectual property rights;

  inability to adequately product our trademarks or trade names, or to protect the confidentiality of our trade secrets, or inability to obtain patent term extension or non-patent exclusivity in the United States or other countries, or if patents have terms inadequate to protect our competitive position on product candidates for an adequate duration;

  third party claims of intellectual property infringement;

  whether an active trading market for our Class B Shares is sustained;

  dilution from issuing Securities;

  conditions in the global economy and capital markets, including impacts to trade and public health or geopolitical risks, as a result of impacts of the novel coronavirus (COVID-19) or otherwise; and

  those other risks discussed in the 2019 AIF under the heading "Risk Factors" and in the FY 2019 MD&A under the headings "Forward-Looking Statements" and "Risks and Uncertainties".

You should not rely on any forward-looking statements. Any forward-looking statement is made only as of the date of this Prospectus or the applicable document incorporated by reference into this Prospectus. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Prospectus Supplement or the accompanying Shelf Prospectus, including the documents incorporated by reference herein and therein, should not be unduly relied upon. These statements speak only as of the date of this Prospectus Supplement or as of the date specified in the documents incorporated by reference in this Prospectus Supplement or the Shelf Prospectus, as the case may be. The Corporation does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus Supplement from documents filed with the securities commissions or similar regulatory authorities in each Province of Canada (other than Québec). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 520 Williams Street, Coburg, Ontario, Canada K9A 3A5, telephone (416) 854-8884, and are also available electronically in Canada through the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com or in the United States through the SEC's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system at www.sec.gov. The filings of the Corporation through SEDAR and EDGAR are not incorporated by reference in this Prospectus Supplement except as specifically set out herein. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering.

As of the date hereof, the following documents, filed by the Corporation with the securities commissions or similar regulatory authorities in each of the provinces of Canada (other than Québec), are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement:

(i)	the annual information form dated March 3, 2020 for the year ended December 31, 2019 (the "2019 AIF");

(ii)	the (amended) audited consolidated financial statements as at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019 and, December 31, 2018 (the "FY 2019 Financial Statements"), together with the notes thereto and the auditors' report thereon for the year ended December 31, 2019 and including the auditor's report attached to the (amended) audited consolidated financial statements for the year ended December 31, 2018;

(iii)	the management's discussion and analysis of financial condition and results of operations dated March 3, 2020 for the year ended December 31, 2019 (the "FY 2019 MD&A");

(iv)	the unaudited consolidated interim financial statements dated May 14, 2020 and the notes thereto for the three months ended March 31, 2020 (the "Interim Financial Statements");

(v)	the management's discussion and analysis of financial condition and results of operations dated May 14, 2020 for the three months ended March 31, 2020 (the "Interim MD&A");

(vi)	the management proxy circular dated November 14, 2019 relating to the annual general and special meeting of shareholders held on December 16, 2019;

(vii)	the material change report dated June 3, 2020 relating to the Corporation's FSD-201 COVID-19 Trials (as defined below);

(viii)	the material change report dated June 15, 2020 relating to the June Private Placement (as defined below); and

(ix)	the material change report dated July 30, 2020 relating to the forfeiture of licenses and suspension of activities by FV Pharma (as defined below).

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions filed by the Corporation with the securities commissions or similar regulatory authorities in the applicable provinces of Canada after the date of this Prospectus Supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus. In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in a report that is filed with the SEC on Form 40-F or Form 20-F (or any respective successor form), that document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement of which this Prospectus Supplement forms a part. In addition, we may, to the extent expressly provided therein, incorporate by reference into this Prospectus Supplement documents that we furnish to the SEC on Form 6-K pursuant to Section 13(a) or 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

Any statement contained in this Prospectus Supplement or in the accompanying Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein is not deemed to be included or incorporated by reference to the extent that any such statement is modified or superseded by a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or in the accompanying Prospectus. Any such modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the accompanying Shelf Prospectus.

Upon a new annual information form, audited annual financial statements and related management's discussion and analysis, unaudited interim financial statements and related management's discussion and analysis, or a new information circular related to an annual meeting (or annual and special meeting) of holders of Class B Shares (each of the foregoing, a "Disclosure Document") being filed by us with, and where required, accepted by, the securities commissions or similar regulatory in each of the provinces of Canada (other than Quebec) during the term of this Offering, the previous corresponding Disclosure Document, and any material change reports and business acquisition reports filed prior to the commencement of our financial year in which the Disclosure Documents are filed, shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of our Class B Shares under this Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

In addition to the documents specified in the accompanying Shelf Prospectus under "Documents Filed as Part of the Registration Statement", and any additional documents incorporated by reference in this Prospectus Supplement, each of the Purchase Agreement and the Agency Agreement will be filed with the SEC as exhibits to the Registration Statement.

SUMMARY

This summary highlights certain information about the Corporation, the Offering and selected information contained elsewhere in or incorporated by reference into this Prospectus Supplement or the accompanying Shelf Prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in the Offered Securities. For a more complete understanding of the Corporation and the Offering, prospective investors are encouraged to read and consider carefully the more detailed information in this Prospectus Supplement and the accompanying Shelf Prospectus, including the information incorporated by reference herein and therein, and in particular, the information under the heading "Risk Factors" in this Prospectus Supplement. All capitalized terms used in this summary refer to definitions contained elsewhere in this Prospectus Supplement or the accompanying Shelf Prospectus, as applicable.

Overview

The Corporation was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018 pursuant to Articles of Amendment, the Corporation changed its name to "FSD Pharma Inc." As of the date hereof, the Corporation currently has two material subsidiaries: (i) FV Pharma Inc. ("FV Pharma"), which is wholly-owned by the Corporation and incorporated pursuant to the OBCA; and (ii) Prismic Pharmaceuticals Inc. ("Prismic"), which is wholly-owned by the Corporation incorporated and incorporated under the laws of the State of Arizona. References herein to FSD Pharma Bioscience include Prismic.

Summary Description of Business

The Corporation is a clinical-stage biotechnology company that is focused on bioscience, including research and development ("R&D") and clinical development of synthetic cannabinoid based treatments of certain disease conditions with an aim to improve patient outcomes. Our goal is for these compounds to ultimately be approved by the FDA and other international regulatory agencies as prescription medications.

FSD Pharma Bioscience

FSD Pharma Bioscience intends to leverage pharmaceutical synthetic compounds that target the endocannabinoid system of the human body, with a focus on pharmaceutical development through review and approval by the FDA and other international regulatory agencies. The specific mechanisms of action of the various compounds is not yet fully understood, but it is likely that they work by mimicking the effects of the body's own cannabinoids, or endocannabinoids. The discovery of endocannabinoids - neurotransmitters, neuromodulators, and specialized receptors that the body produces autonomously and naturally − and of cannabinoid receptors in the brain and central nervous system, the peripheral nervous system, the body's immune system, and the gastrointestinal and genitourinary tracts, provided the basis for the belief these compounds may play an important medical role in impacting inflammation and disordered homeostasis in humans.

Endocannabinoids and their receptors play pivotal roles in the body's health and in many disease processes. In recent years, there has been considerable interest in cannabinoids for the treatment of human disease, through modulation of the endocannabinoid system. Scientific research since the 1960s shows that the endocannabinoid system may play a role in the management of many medical conditions and chronic diseases.

Through the Prismic transaction, the Corporation acquired an exclusive, worldwide license (excluding Italy and Spain) to exploit, for certain specified pharmaceutical purposes, patents and other intellectual property rights to ultramicronized-PEA owned by Epitech Group SpA ("Epitech"). See "-Epitech License Agreement" below. PEA is a naturally occurring substance that is produced within the body in response to inflammation and interacts with endocannabinoid receptors throughout the body, including the central nervous system. FSD Pharma is currently seeking to advance pharmaceutical development programs centered on ultramicronized-PEA that meet one or more selected criteria. All efforts are intended to be founded on a biologic plausibility of an efficacious effect with a high safety profile.

Regulatory Environment

The Corporation is currently focused on obtaining regulatory approvals in the United States for the drug candidates it is developing through FSD Pharma Biosciences. In the future, the Corporation may consider seeking approvals for these drug candidates in Canada and elsewhere. The following is a summary of the FDA investigational new drug ("IND") approval process that the Corporation is undertaking with ultramicronized-PEA in the United States. Assuming the Corporation is successful in obtaining FDA approvals pursuant to the process set out below, it may decide to seek comparable approvals in Canada and elsewhere, which would be subject to different and additional regulatory requirements.

The Corporation will be subject to extensive regulations while it focuses on gaining FDA approvals for the synthetic cannabinoid-based treatments it is developing with ultramicronized-PEA. The Federal Food, Drug, and Cosmetic Act (the "FDC Act") and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labelling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical product candidates. Failure to comply with applicable U.S. requirements may subject the Corporation to a variety of administrative or judicial sanctions, such as FDA refusals, warning letters, product candidate recalls, product candidate seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product candidate development in the United States typically involves pre-clinical laboratory and animal tests, the submission to the FDA of an IND, which must be approved before clinical testing is allowed to commence, and adequate, well-controlled clinical trials to establish the safety and effectiveness of the drug for each application for which FDA approval is sought. The satisfaction of FDA pre-market approval requirements typically takes many years. The actual time required may vary substantially based upon the type, complexity and novelty of the product candidate or the diseases a product candidate targets.

Pre-clinical tests generally include laboratory evaluation of product candidate chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product candidate. The conduct of the pre-clinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of pre-clinical testing are submitted to the FDA as part of an IND along with other information, including information about product candidate chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term pre-clinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required before commencing clinical testing in humans. If the FDA has not imposed a clinical hold on the IND or otherwise commented or questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with Good Clinical Practice, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board ("IRB") for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements or may impose other conditions.

Should the Corporation be successful in obtaining the IND approvals set out above, the Corporation may pursue a new drug application ("NDA"), which would involve applying to the FDA for the approvals required to market the Corporation's synthetic cannabinoid based treatments in the United States. Should the FDA approve the Corporation's NDA application, the Corporation may seek similar approvals in Canada and elsewhere. There is no assurance that the Corporation will be successful in receiving the required approvals, and the clinical trials are subject to numerous risks.

Epitech License Agreement

On January 8, 2020, the Corporation entered into an amended and restated license agreement with Epitech (the "License Agreement"), which amended and restated the license agreement between Prismic and Epitech through which Prismic secured certain intellectual property rights to PEA from Epitech. The License Agreement grants the Corporation an exclusive, worldwide license (excluding Italy and Spain where the Corporation is not licensed and Epitech remains entitled to commercialize the Licensed Products (as defined herein), directly or indirectly) (the "Epitech License") to research, manufacture and commercialize products (the "Licensed Products") that are developed using certain proprietary formulations of PEA owned by Epitech and that are to be used to treat chronic kidney disease in humans or, if a prescription drug, any other human condition that is related to pain and chronic pain. The Epitech License also gives FSD the right to use the Licensed IP (as defined in the Epitech License) in the development of a prescription drug for the treatment of the cytokine storm associated with COVID-19. In addition, under the terms of the Epitech License, if Epitech develops or commercializes a prescription drug for the treatment of any other human condition unrelated to pain and chronic pain (a "Different Prescription Drug") in its territory, the Corporation has a first refusal right to use Epitech's patents to develop  and commercialize this Different Prescription Drug in its territory (i.e. worldwide excluding Italy and Spain). Should the Corporation exercise this right, but then fail to demonstrate commercially reasonable efforts to develop the Different Prescription Drug in the two years following, Epitech would be free to exploit and/or license to third parties the use of the patents for the Different Prescription Drug. The FSD-201 COVID-19 Trials are subject to such requirements. Finally, the Epitech License provides the Corporation with a non-exclusive license to use Epitech's scientific and technical know-how with respect to ultramicronized-PEA in connection with the development or commercialization of the Licensed Products discussed above.

Under the terms of the License Agreement, the Corporation is required to make payments to Epitech upon the achievement of specified milestones. Upon first notification by the FDA of approval of a New Drug Application, the non-refundable sum of US$700,000 is due and payable to Epitech. Within ten business days of the first notification of approval of a Supplemental New Drug Application by the FDA, the Corporation is required to pay the non-refundable sum of US$1,000,000 to Epitech.

The License Agreement also specifies certain royalty payments. Pursuant to the License Agreement, the Corporation must pay Epitech 25% (in the case of non-prescription drug rights) and 5% (in the case of prescription drug rights) of any one-off lump sum payments it receives as consideration for granting a sub-license to a third-party with respect to a Licensed Product. In addition, the Corporation is required to pay either: (a) 7% of net sales of the Licensed Products in a product regulatory category other than prescription drugs placed on the market by the Corporation; (b) 25% of the royalties received by the Corporation from sub-licensees (such royalties, the "Net Receipts") where Licensed Products in a product regulatory category other than prescription drugs are placed on the market by such sub-licensees; or (c) 5% of net sales or Net Receipts of the Licensed Products that are prescription drugs.

Unless otherwise terminated in accordance with its terms, the Epitech License will remain in force until the Corporation is no longer obligated to pay royalties under the License Agreement, which obligation will expire on a country-by-country basis when the last valid claim of the Licensed Patents covering the Licensed Products in a given country expires. The approval of a therapeutically equivalent, generic version of the Licensed Product(s) in a country will conclusively demonstrate that a valid claim does not cover the Licensed Products in that country. If there are no patents covering the Licensed Products in a country, royalties are payable for the license of the scientific and technical know-how under the Epitech License until expiration of the last-to expire Epitech patent that relates to PEA.

The above description of the License Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is available under the Corporation's SEDAR and EDGAR profiles.

FV Pharma

FV Pharma, our wholly-owned subsidiary, is a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder, the "Cannabis Act"), that had been focused on producing and extracting high-quality hydroponic, pharmaceutical-grade cannabis leaf.

In light of challenging market conditions among Canadian licensed cannabis producers, the Corporation has recently taken steps to reduce the operations and associated expenditures at FV Pharma and is actively exploring the sale of the business and/or the underlying real estate with third parties, including FV Pharma's facility located at 520 William Street, Cobourg, Ontario, Canada, K9A 3A5 (the "Facility"). See "Recent Developments  -  Suspension of FV Pharma Activities". In March 2020, substantially all of the assets of FV Pharma were classified as being held for sale. The Corporation has not entered into any binding agreements in this regard, and there are no assurances that discussions with prospective purchasers will culminate in a sale, nor as to the timing or terms associated with any such sale. See note 4 of the Interim Financial Statements for additional information.

THE OFFERING

Offered Shares	Class B Shares having an aggregate offering price of up to US$9,999,996.60.

Warrants	Five-year Warrants to purchase 1,381,215 Class B Class Shares at an exercise price of US$4.26 per Warrant Share. See "Description of Share Capital - Warrants".

Use of proceeds

The principal business objectives that the Corporation expects to accomplish using the net proceeds from the Offering together with the Corporation's current cash resources and potentially other funding sources, are to finance future growth opportunities, including acquisitions and investments, to finance our capital expenditures, for working capital purposes or for general corporate purposes. In particular, the Corporation plans to use the net proceeds from the sale of Offered Shares, if any, to continue advancement of the near-term objectives with respect to its R&D program for the commercialization of ultramicronized-PEA, being the completion of the Alfred Hospital Phase 1 Trials, the submission of the IND application to the FDA for the FSD-201 COVID-19 Trials and the initiation of the associated Phase 2(a) clinical trials. See "Use of Proceeds" in this Prospectus Supplement.

Risk factors

The Corporation is a clinical-stage biotechnology company pursuing the commercialization of novel treatment modalities for certain medical conditions. This investment is speculative and involves a high degree of risk. See "Risk Factors" in this Prospectus Supplement and the accompanying Shelf Prospectus and the risk factors discussed or referred to in the documents which are incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus for a discussion of factors that should be read and considered before investing in the Offered Shares.

Tax considerations

Purchasing Offered Shares may have tax consequences in Canada and/or the United States. This Prospectus Supplement and the accompanying Shelf Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and consult with their tax and financial advisor. In particular, See "Certain Canadian and U.S. Federal Income Tax Considerations" in this Prospectus Supplement.

Listing symbol	The Class B Shares are listed for trading on the CSE and the Nasdaq under the trading symbol "HUGE".

RECENT DEVELOPMENTS

Pharmaceutical Trials and COVID-19

Phase 1 (Australia) Trials

The Corporation announced on March 9, 2020, that it received approval from the Ethics Committee of the Alfred Hospital, part of the Alfred Health group of hospitals serving the state of Victoria, Australia, to initiate a Phase 1, randomized, double-blind, placebo-controlled study to evaluate the safety, tolerability and pharmacokinetics of single and multiple ascending doses of ultramicronized-PEA in normal healthy volunteers (the "Alfred Hospital Phase 1 Trials"). The principal researcher of this first-in-human safety and tolerability study is the Chief Medical Officer of Nucleus Network, one of Australia's largest and most experienced Phase 1 clinical research organizations. Studies are being completed in accordance with FDA-approved guidelines.

The Corporation anticipates completion of the Phase 1 clinical trials to secure an IND and, assuming that the results of the Phase 1 clinical trials are within acceptable ranges, to proceed to Phase 2 clinical trials as early as the fourth quarter of 2020.

On June 22, 2020, the Corporation announced favourable top-line results from the Alfred Hospital Phase 1 Trials, with no significant safety concerns found up to the highest dose tested of 2400 mg/day. The Alfred Hospital Phase 1 Trials were a single-site study and were conducted at the Alfred Hospital with 48 healthy adult men and women enrolled. The trial sequentially tested single ascending doses ranging from 600 mg to 2400 mg tablets and multiple ascending doses ranging from 600 mg to 1200 mg tablets administered twice daily for 7 consecutive days. The single ascending dose subjects also were tested for food effect.

The study found FSD-201 to be safe and well-tolerated. Mild and self-limiting side effects were reported and were deemed unlikely to be related to the drug being studied. There were no abnormal laboratory findings or electrocardiograms observed during the study and no serious adverse events were reported. No subjects withdrew due to an adverse event and all eligible subjects completed all doses. The pharmacokinetic profile of FSD-201 utilized in the Alfred Hospital Phase 1 Trials is still being analyzed.  The results of the Alfred Hospital Phase 1 Trials are subject to additional audit and verification procedures. See "Risk Factors - Interim, "top-line," and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available or as additional analyses are conducted, and as the data are subject to audit and verification procedures that could result in material changes in the final data."

FSD-201 COVID-19 Trials

On June 3, 2020, the Corporation announced that the FDA has given the Corporation permission to submit an IND application to design a Phase 2(a) clinical trial for the use of FSD-201 to treat suspected or confirmed cases of COVID-19, the disease caused by the SARS-CoV-2 virus (the "FSD-201 COVID-19 Trials" and, together with the Alfred Hospital Phase 1 Trials, the "FSD-201 Trials"). Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Corporation is focused on developing FSD-201 for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

Based on FDA feedback, the Corporation anticipates the FSD-201 COVID-19 Trials will be randomized, controlled, double-blind, U.S.-multicenter study to assess the efficacy and safety of FSD-201 dosed at 600mg or 1200mg twice-daily, as well as potentially higher dosage levels, together with standard of care ("SOC") compared to SOC alone in symptomatic patients with clinical presentation compatible with COVID-19. Eligible patients will present with symptoms consistent with influenza/coronavirus signs (fever, dry cough, malaise, difficulty breathing) and/or newly documented positive COVID-19 disease.

The primary objective of the FSD-201 COVID-19 Trials is to determine whether FSD-201 plus SOC provides a significant improvement in the clinical status of patients (e.g., shorter time to symptom relief). Secondary objectives of the FSD-201 COVID-19 Trials include determining whether FSD-201 plus SOC demonstrates additional benefit in terms of safety, objective assessments such as length of time to normalization of fever, length of time to improvement of oxygen saturation and length of time to clinical progression, including time to mechanical ventilation or hospitalization, and length of hospital stay. The exploratory endpoint is cytokine clearance as measured by Enzyme Linked Immunosorbent Assay (ELISA).  The treatment period of patients in the FSD-201 COVID-19 Trials is expected to be at least 14 days. All patients who experience clinical benefit are expected to continue to receive their assigned treatment until study completion.

The Phase 2(a) clinical trial program is subject to successful completion of the Phase 1 clinical study on healthy volunteers, a favourable toxicology study, and successful completion of ongoing laboratory studies, access to additional financing, approval by the FDA of our Phase 2(a) clinical trial design, and review by the FDA of our IND application. The duration and cost of clinical trials can vary significantly depending on multiple factors, including the enrollment rate of volunteers, country in which trials are conducted, and specific trial protocols required.  The process of developing pharmaceutical products and receiving the necessary regulatory approvals for commercialization typically takes several years. Accordingly, no near-term revenues from product sales or services are expected from our ultramicronized-PEA candidate(s). The milestones described above represent customary inflection points for financing by clinical-stage biotech companies. However, there is no assurance that the Corporation will be able to achieve these clinical milestones, nor, if successful in doing so, that the Corporation will be able to access additional financing on terms or timing acceptable to the Corporation.  See "Risk Factors" in this Prospectus Supplement, the Shelf Prospectus, and in the 2019 AIF.

Assuming that the Corporation's IND application to design a Phase 2(a) trial is approved, the Corporation's planned Phase 2(a) clinical trial is expected to initially focus on suspected or diagnosed cases of COVID-19. Multiple trials, targeting different medical conditions and applications (e.g. other respiratory ailments presently treated with ultramicronized-PEA as a prescribed food supplement in Europe), may ultimately be undertaken depending on results observed and available capital, subject to the requirements of the Epitech License and regulatory approvals as required. See "Risk Factors" in this Prospectus Supplement, the Shelf Prospectus, and in the 2019 AIF.

June Private Placement

On June 4, 2020, the Corporation announced that it entered into definitive agreements with certain institutional investors pertaining to the private placement (the "June Private Placement") by certain placement agents led by A.G.P./Alliance Global Partners (collectively, the "Placement Agents") of an aggregate of 1,500,000 Class B Shares at a price of C$6.75 per Class B Share and warrants (the "June Warrants") to purchase an additional 1,500,000 Class B Shares (the "June Warrant Shares") for aggregate proceeds to the Corporation of approximately C$10,125,000 (before deducting fees payable to the Placement Agents and other estimated offering expenses). The June Warrants have a five-year term and an exercise price of C$9.65 per June Warrant Share. The June Private Placement was completed on June 8, 2020, generating net proceeds to the Corporation of C$9,416,250. In addition, the Corporation granted the Placement Agents an option to arrange for purchases of up to an additional 1,500,000 Class B Shares and June Warrants to purchase an additional 1,500,000 June Warrant Shares on the same terms as the June Private Placement for a period of 30 days following the initial closing of the June Private Placement.

Equity Distribution Agreement

On July 10, 2020, the Corporation entered into an Equity Distribution Agreement with the Placement Agent pursuant to which the Corporation may, at its discretion and from time-to-time during the term of the Equity Distribution Agreement, sell, through the Placement Agent, Class B Shares of the Corporation for aggregate gross proceeds to the Corporation of up to US$20.0 million.  No offers or sales of Class B Shares will be made in Canada on the CSE or other trading markets in Canada.  As of July 30, 2020, the Corporation has sold an aggregate of 48,317 Class B Shares for aggregate gross proceeds of US$184,626.87.

Approval of Issuance of Share Compensation

On July 24, 2020, the board of directors of the Corporation authorized the issuance of 1,322,927 Class B Shares in the aggregate as compensation to its directors, officers and certain of its employees.

Suspension of FV Pharma Activities

On July 30, 2020, the Corporation announced that it has notified Health Canada of the Corporation's decision to forfeit the Cannabis Act licenses of its wholly owned subsidiary, FV Pharma, Inc. ("FV Pharma"), and suspend all activities by FV Pharma within 30 days of the notification date. The Corporation has begun the process of liquidating all of FV Pharma's assets, including the sale of the its cannabis production facility in Cobourg, Ontario (the "Facility") and/or the adjacent real estate.

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after payment of the Placement Agent Fee but before deducting the expenses of the Offering (estimated to be US$375,000), will be US$9,299,996.84.

The principal business objectives that the Corporation expects to accomplish using the net proceeds from the Offering together with the Corporation's current cash resources and potentially other funding sources, are to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, for working capital purposes or for general corporate purposes. In particular, the Corporation plans to use the net proceeds from the sale of Offered Shares, if any, to continue advancement of the near-term objectives with respect to its R&D program for the commercialization of ultramicronized-PEA, being the submission of the IND application to the FDA for the FSD-201 COVID-19 Trials and the initiation of the associated Phase 2(a) clinical trials.  While the Corporation is specifically working to advance the development of ultramicronized-PEA towards ultimate commercialization, it is also continuously seeking and assessing additional opportunities in the biopharmaceutical space.

Through the next 12 months, the Corporation currently expects to incur cash expenses that exceed, and may significantly exceed, the amounts described in the Shelf Prospectus under "Use of Proceeds", due to the potentially expanded scope of the FSD-201 COVID-19 Trials, as well as the accelerated timing of preparing for and completing such trials.  The Corporation expects to fund such expenses from the net proceeds from the Offering, if any, together with the Corporation's current cash resources and potentially other funding sources, which may include the issuance of additional equity, equity-linked or other securities, and which may also include secured or unsecured debt financing. If the Corporation issues notes or incurs any other indebtedness, a portion of the proceeds of this Offering, if any, may be used to make interest and/or principal payments with respect to such notes or indebtedness. The completion of the FSD-201 Trials and the pursuit of the Corporation's other business objectives is subject to the Corporation obtaining sufficient funding. See "Risk Factors" in this Prospectus Supplement, the Shelf Prospectus, and in the 2019 AIF.

CONSOLIDATED CAPITALIZATION

On October 16, 2019, the Corporation amended its articles of incorporation to effect a consolidation of its issued and outstanding share capital. Each issued and outstanding Class A Share and Class B Share was consolidated on the basis of one post-consolidation share for each 201 pre-consolidation shares. Options and warrants to acquire Class A Shares or Class B Shares were consolidated on the same basis. All figures presented in this Prospectus Supplement and the Shelf Prospectus are on a post-consolidation basis.

Other than the June Private Placement, there has been no material change in the Corporation's consolidated share and loan capital since March 31, 2020. After giving effect to the June Private Placement, there were 10,197,387 issued and outstanding Class B Shares. There are currently 72 Class A Shares issued and outstanding, all of which are owned by a founder, director, or executive officer of the Corporation.

There are options (each, an "Option") outstanding as of the date hereof to purchase up to 1,627,529 Class B Shares at exercise prices ranging from C$2.61 to C$142.71. There are also incentive warrants outstanding as of the date hereof to purchase up to 430,140 Class B Shares at exercise prices ranging from C$4.42 to C$26.13. In addition to such incentive warrants outstanding prior to the June Private Placement, the Corporation issued an aggregate of 1,500,000 Warrants to acquire Class B Shares at an exercise price of $9.65 per Class B Share at any time before June 8, 2025. See "Recent Developments - June Private Placement".

On July 24, 2020, the board of directors of the Corporation authorized the issuance of 1,322,927 Class B Shares in the aggregate as compensation to its directors, officers and certain of its employees.

PLAN OF DISTRIBUTION

Pursuant to the Agency Agreement between us and the Placement Agent, we have engaged the Placement Agent to act as our exclusive placement agent in connection with the Offering. The Placement Agent is not purchasing or selling any of the Offered Shares we are offering by this Prospectus Supplement, and is not required to arrange the purchase or sale of any specific number of Offered Securities or dollar amount, but the Placement Agent has agreed to use its best efforts to arrange for the sale of the Offered Securities under the Offering.  The Offered Shares will be sold directly to the Purchasers at the Offering Price and the Warrants will be issued to the Purchasers pursuant to the Purchase Agreement.

The Company has also granted the Placement Agent an option to arrange for purchases of up to an additional US$10.0 million of Class B Shares and Warrants on the terms above for a period of 30 days following the closing of the Offering.

The Agency Agreement provides that the obligations of the Placement Agent are subject to certain conditions precedent, including, among other things, receipt of CSE and Nasdaq approvals (to the extent required), the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. We have agreed to pay the Placement Agent an aggregate cash placement fee equal to 7.0% of the gross proceeds from the Offering. We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the U.S. Securities Act.  We have agreed to reimburse the Placement Agent for (i) accountable legal expenses incurred by the Placement Agent in connection with the Offering in the amount of US$100,000, and (ii) non-accountable expenses in an amount not to exceed US$25,000.

The Purchase Agreement provides that our obligation to issue and sell the Offered Shares to the Purchasers is subject to the conditions set forth in the Purchase Agreement. The Purchasers' obligations to purchase the Offered Shares is subject to the conditions set forth in the Purchase Agreement as well, including receipt of CSE and Nasdaq approvals, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. We have agreed to indemnify the Purchasers against liabilities arising out of or relating to any breach of any of the representations, warranties, covenants or agreements made by us in the Purchase Agreement.

The Offering Price for the Offered Shares and the issuance, exercise price and other terms of the Warrants were determined by negotiation among the Corporation, the Placement Agent and the Purchasers with reference to the prevailing market prices of the Class B Shares.

In connection with the Offering, the Corporation intends to issue 1,381,215 Warrants in the aggregate to investors acquiring Offered Shares in the Offering. Each Warrant will entitle the holder to purchase one Warrant Share. The Warrants will have a five-year term and an exercise price of US$4.26 per Warrant Share.

It is expected that the Closing Date will occur on August 4, 2020 or such later date as the Corporation, the Placement Agent and the Purchasers may agree. The Purchase Agreement provides that the agreement may be terminated by any Purchaser, as to such Purchaser's obligations thereunder only and without any effect whatsoever on the obligations between the Corporation and the other Purchasers, by written notice to the other parties, if the Closing has not been consummated on or before the fifth trading day following the date of the Purchase Agreement.

We estimate the total expenses of the Offering, which will be payable by us, excluding the Placement Agent's fee, will be approximately US$375,000.

After deducting the Placement Agent's fee and our estimated offering expenses, we expect the net proceeds from the Offering to be approximately US$8,924,996.84.

The foregoing does not purport to be a complete statement of the terms and conditions of the Agency Agreement and the Purchase Agreement. Copies of the Agency Agreement and the form of Purchase Agreement will be filed with the securities regulatory authorities in Canada on SEDAR and included as exhibits to a current report on Form 6-K to be furnished to the SEC in connection with the Offering.

The Placement Agent and its affiliates will not engage in any transactions to stabilize or maintain the price of our Class B Shares in connection with any offer or sales of Offered Shares pursuant to the Agency Agreement, nor will the Placement Agent and its affiliates bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act, until the Placement Agent has completed its participation in the Offering.

The outstanding Class B Shares are listed and posted for trading on the CSE and the Nasdaq under the symbol "HUGE". The Company will apply to list the Offered Shares and Warrant Shares for trading on the CSE and the Nasdaq. The listing of the Offered Shares and the Warrant Shares on the CSE and the Nasdaq will be subject to the Corporation fulfilling of all of the requirements of the CSE and the Nasdaq, respectively. On July 30, 2020, the closing prices of the Class B Shares on the CSE and the Nasdaq were $5.66 and US$4.26, respectively.

Brookline Capital Markets, a division of Arcadia Securities, LLC, acted as the Corporation's financial advisor for the offering and was paid by the Corporation US$50,000 for its services.

This Prospectus Supplement also covers the distribution of the Warrant Shares by the Corporation.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Corporation that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

DESCRIPTION OF SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Class A Shares and an unlimited number of Class B Shares. The Class B Shares are "restricted securities" within the meaning of such term under applicable Canadian securities laws, as the Class B Shares do not carry equal voting rights as compared with our Class A Shares. Except as otherwise prescribed by the OBCA, at a meeting of the shareholders of the Corporation, each Class B Share entitles the holder thereof to one vote and each Class A Share entitles the holder thereof to 276,660 votes on all matters. There are no pre-emptive, conversion or redemption rights attached to the Class B Shares. Other than with respect to voting rights, the Class A Shares and Class B Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Corporation. After giving effect to the June Private Placement, the Class B Shares represented approximately 33.86% of the voting rights attached to outstanding voting securities of the Corporation. For further information see "Description of Share Capital" in the Shelf Prospectus and "Description of Share Capital" in the 2019 AIF.

Warrants

The Warrants will not be issued under a warrant indenture and will be represented and governed by the provisions of stand-alone warrant certificates. The following is a brief summary of the material terms of the Warrants. This summary does not purport to be complete and is qualified in all respects by the provisions contained in the form of certificate representing and governing the Warrants.

Each Warrant will entitle the holder thereof to purchase one Warrant Share at a price of US$4.26 Warrant Share (except in the case of a cashless exercise as discussed below) at any time following the Closing until 5:00 p.m. (Eastern time) on the date that is five years after the Closing Date. The exercise price is subject to appropriate adjustment in the event of stock dividends and distributions, recapitalization, stock splits, stock combinations, reclassifications or similar events affecting the Class B Shares.

Unless otherwise specified in the applicable Warrant, the holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of Class B Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. By written notice to us and subject to certain conditions, the holder may increase or decrease the foregoing percentage to any other percentage not in excess of 9.99%.

If at any time during the exercise period of the Warrant, a prospectus or registration statement covering the Warrant Shares issuable upon exercise of the Warrant that are the subject of such exercise notice is not available for the sale of such Warrant Shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the Warrant may be exercised by an election of the holder to receive upon such exercise the "net number" of Warrant Shares determined according to a formula set forth in the warrant certificate.

Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the warrant certificates to us.

In the event of any fundamental transaction as described in the warrant certificate and generally including any merger with or into another entity (other than an affiliate of the Corporation), sale of all or substantially all of our assets, tender offer or exchange offer, or reclassification of our Common Shares, then the successor or other applicable issuer must assume in writing all of our obligations under the Warrant, including issuance of a Warrant which is exercisable for a corresponding number of shares equivalent to the number of Class B Shares acquirable and receivable upon exercise of the Warrant prior to such fundamental transaction.

Except as otherwise provided in the warrant certificate or by virtue of such holder's ownership of Class B Shares, the holders of the Warrants do not have the rights or privileges of holders of our Class B Shares, including any voting rights, until they exercise their Warrants.

In no event may the exercise price of or the number of Class B Shares subject to any Warrant be amended, nor may the right to exercise that Warrant be waived, without the written consent of the holder of that Warrant.

The Company does not plan on making an application to list the Warrants on the CSE, Nasdaq , or any other securities exchange or other trading system.

PRIOR SALES

The following table sets out details of Class B Shares and other securities issued by the Corporation during the 12 months prior to the date of this Prospectus Supplement.

Date of Issuance	Securities	Number of Securities	Exercise or Weighted Average Issue Price per Security
July 15 to 29, 2020	Class B Shares(1)	48,317	US$3.81
June 22, 2020	Class B Shares(2)	22,382	$2.61
June 8, 2020	Warrants(3)	1,500,000	$9.65
June 8, 2020	Class B Shares(3)	1,500,000	$6.75
April 14, 2020	Options(4)	110,000	$4.75
March 27, 2020	Class B Shares(5)	7,485	$3.50
March 24, 2020	Options(4)	872,139	$3.86
March 23, 2020	Class B Shares(5)	56,229	$2.57
March 16, 2020	Class B Shares(6)(7)	474,995	$4.35
March 13, 2020	Class B Shares(8)	399,483	$4.57
March 6, 2020	Options(4)	20,000	$6.16
February 4, 2020	Class B Shares(9)	225,371	$8.00
January 21, 2020	Options(4)	15,000	$9.54
January 2, 2020	Class B Shares(10)	27,580	$7.31
December 20, 2019	Options(4)	187,500	$7.63
December 6, 2019	Options(4)	1,250	$7.63
November 7, 2019	Options(4)	15,000	$7.63
November 4, 2019	Class B Shares(11)	12,995	$20.10
October 28, 2019	Options(4)	199,004	$7.17
October 3, 2019	Class B Shares(12)	61,893	$23.54
September 30, 2019	Class B Shares(11)	215,676	$20.10
September 27, 2019	Options(4)	286,066	$20.10
September 11, 2019	Options(4)	199,044	$20.10
August 29, 2019	Options(4)	12,437	$21.11
July 31, 2019	Options(4)	9,950	$24.12
July 31, 2019	Options(4)	95,767	$50.25

Notes:

(1) Represents Class B shares issued pursuant to the Corporation's at-the-market equity distribution program.

(2) Represents Class B Shares issued upon the exercise of Options held by a former securityholder of Prismic.

(3) Represents the Class B Shares and associated Warrants issued pursuant to the June Private Placement.

(4) Represents the issuance of Options issued to a director, officer, employee, or consultant of the Corporation (or any of its subsidiaries) under the Stock Option Plan.

(5) Represents Class B Shares issued to certain holders of Prismic debt assumed by the Corporation in connection with the acquisition. For further information see "General Development of the Business - Three Year History - Acquisition of Prismic" in the 2019 AIF.

(6) Represents Class B Shares issued as part of share-based bonus to certain employees for performance related to the year ended December 31, 2019.

(7) Represents Class B Shares issued as part of share-based compensation to the board of directors of the Corporation for their annual compensation for the year ended December 31, 2019 in lieu of cash.

(8) Represents Class B Shares issued to certain officers of the Corporation as a bonus for services provided to the Corporation during the year ended December 31, 2019.

(9) Represents Class B Shares issued to Solarvest BioEnergy Inc. pursuant to a Collaboration and Research Development Agreement dated May 7, 2019 (the "Solarvest Agreement"). These Class B Shares were issued to Solarvest in consideration for agreeing to certain amendments to the Solarvest Agreement intended to enable Solarvest to accelerate the research project. For further information, see "General Development of the Business - Three Year History - Solarvest Transactions" in the 2019 AIF.

(10) Represents Class B Shares issued to certain directors of the Corporation as a bonus for services provided to the Corporation during the financial year ended December 31, 2019.

(11) Represents the issuance of Class B Shares issued pursuant to a non-brokered private placement of an aggregate of 228,671 Class B Shares for aggregate gross proceeds to the Corporation of $4,593,777. For additional information, see "General Development of the Business - Three Year History - Q4 2019 Private Placement" in the 2019 AIF.

(12) Represents Class B Shares issued to Pharmadrug Inc. (formerly Aura Health Inc.) ("Pharmadrug") pursuant to a Share Exchange Agreement dated April 16, 2019 between the Corporation and Pharmadrug. For additional information, see "General Development of the Business - Three Year History - Q4 2019 Private Placement".

TRADING PRICE AND VOLUME

The Class B Shares are listed and posted for trading on the CSE under the symbol "HUGE". The price range and trading volume of the Class B Shares for the prior 12 month period, as reported by the CSE, are set out below:

Month	High (C$)	Low (C$)	Total Volume
2019
June	41.21	27.14	328,895
July	34.17	22.11	224,346
August	25.125	18.09	206,158
September	21.105	18.09	154,348
October	9.25	9.045	290,049
November	8.15	5.50	500,440
December	8.00	5.11	617,219
2020
January	15.10	7.14	1,390,028
February	8.28	4.90	410,199
March	7.15	3.51	755,243
April	5.13	4.08	278,739
May	4.65	3.60	189,782
June	14.74	3.95	1,997,668
July 1-30	9.09	4.91	1,072,766

On July 30, 2020, the closing price of the Class B Shares on the CSE was C$5.66.

The Class B Shares are also listed on the Nasdaq in the United States under the symbol "HUGE". The Class B Shares began trading on the Nasdaq as of January 9, 2020. The price range and trading volume of the Class B Shares since the Class B Shares were listed, as reported by the Nasdaq, are set out below:

Month	High (US$)	Low (US$)	Total Volume
January 9-31	10.39	5.67	66,694
February	6.75	3.88	60,861
March	5.50	2.39	74,919
April	3.85	2.75	41,330
May	3.39	2.55	42,495
June	14.00	2.92	5,003,735
July 1-30	6.87	3.56	24,236,400

On July 30, 2020, the closing price of the Class B Shares on the Nasdaq was US$4.26.

CERTAIN CANADIAN AND U.S. FEDERAL INCOME TAX CONSIDERATIONS

The acquisition of the Offered Securities described herein may subject the Purchasers to tax consequences in both the United States and Canada. This Prospectus Supplement does not describe these tax consequences. Each Purchaser, in purchasing the Offered Securities under the Purchase Agreement, has acknowledged that it, either alone or together with its representatives, has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Offered Securities, and has so evaluated the merits and risks of such investment. The Company has not made any representation regarding the tax consequences of an investment in the Offered Securities.

RISK FACTORS

Before deciding to invest in the Class B Shares, prospective purchasers of the Class B Shares should consider carefully the risk factors and the other information contained in this Prospectus Supplement and the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein before purchasing the Class B Shares. An investment in the Class B Shares is speculative and involves a high degree of risk.

Information regarding the risks affecting the Corporation and its business is provided in the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus, including in the 2019 AIF under the heading "Risk Factors" and under the heading "Risk Factors" in the Shelf Prospectus. Additional risks and uncertainties not known to the Corporation or that management currently deems immaterial may also impair the Corporation's business, financial condition, results of operations or prospects. See "Documents Incorporated by Reference".

Risks Relating to the Development of FSD-201

Drug development is a highly uncertain undertaking and involves a substantial degree of risk. We have a limited operating history and have incurred significant losses since our inception, and we anticipate that we will continue to incur significant losses for the foreseeable future. We have only one pharmaceutical product candidate, FSD-201, and no pharmaceutical product sales, which, together with our limited operating history, makes it difficult to evaluate our business and assess our future viability.

Pharmaceutical and biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk. We are a clinical-stage biopharmaceutical corporation with a limited operating history. We have no pharmaceutical products approved for commercial sale and have not generated any revenue from pharmaceutical product sales. We are currently focused on developing our only product candidate, FSD-201, which is in early stages of development and will require substantial additional development time, including extensive resources and clinical testing before it would be able to receive regulatory approvals and begin generating revenue from product sales.

We continue to incur significant R&D and other expenses related to ongoing operations and expect to incur losses for the foreseeable future. We anticipate these losses will increase and that we will not generate any revenue from product sales until after we have successfully completed clinical development and received regulatory approval for the commercial sale of FSD-201.

Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of our expenses, or when we will be able to generate any meaningful revenue or achieve or maintain profitability, if ever. In addition, our expenses could increase beyond our current expectations if we are required by the FDA or comparable foreign regulatory authorities to perform nonclinical or preclinical studies or clinical trials in addition to those that we currently anticipate, or if there are any delays in any of our or our future collaborators' clinical trials. Even if FSD-201 is approved for commercial sale, we anticipate incurring significant costs associated with commercializing FSD-201 and ongoing compliance efforts.

We may never be able to develop or commercialize FSD-201 or achieve profitability. Revenue from the sale of FSD-201, if regulatory approval is obtained, will be dependent, in part, upon the size of the markets in the territories for which we obtain regulatory approval, the accepted price for the product, the ability to obtain reimbursement at any price and whether we own the commercial rights for that territory, as well as the efficiency and availability of any comparable products. Our growth strategy depends on our ability to generate revenue. In addition, if the number of addressable patients is less than anticipated, the indication approved by regulatory authorities is narrower than expected, or the reasonably accepted population for treatment is narrowed by competition, physician choice or treatment guidelines, we may not generate significant revenue from sales of FSD-201, even if approved. Even if we are able to generate revenue from the sale of FSD-201, we may not become profitable and may need to obtain additional funding to continue operations. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods. Our failure to achieve sustained profitability would depress our value and could impair our ability to raise capital, expand our business, diversify our research and development pipeline, market FSD-201 and any other product candidates that we may identify and pursue or continue our operations.

FSD-201 may not receive regulatory approval, which is necessary before it can be commercialized.

Before obtaining marketing approval from regulatory authorities for the sale of FSD-201, we must conduct extensive clinical trials to demonstrate its safety and efficacy in humans. We cannot be certain that the FSD-201 Trials will be conducted as planned or completed on schedule, if at all. Our inability to successfully complete clinical development could result in additional costs to us and negatively impact our ability to generate revenue. Our future success is dependent on our ability to successfully develop, obtain regulatory approval for, and then successfully commercialize and market FSD-201. We may never be able to develop or successfully commercialize FSD-201.

FSD-201 requires significant additional development; management of clinical and manufacturing activities; and regulatory approval. In addition, we will need to obtain adequate manufacturing supply; build a commercial organization; commence marketing efforts; and obtain reimbursement, or contract for such services, before we generate any significant revenue from commercial product sales, if ever. We cannot be certain that FSD-201 will be successful in clinical trials or receive regulatory approval. Further, FSD-201 may not receive regulatory approval even if it is successful in clinical trials. If we do not receive regulatory approvals for FSD-201 or some other future product candidate that we may identify, we and our subsidiaries may not be able to continue operations, which may result in us out-licensing the technology or pursuing an alternative strategy.

We rely solely on the Epitech License to use for pharmaceutical purposes certain patents and other intellectual property rights to ultramicronized-PEA that are material to our business and if the Epitech License were to be terminated or if other rights that may be necessary or we deem advisable for commercializing FSD-201 cannot be obtained, it would limit our ability to market FSD-201, which would have a material adverse effect on our business, operating results and financial condition.

Our principal asset is the Epitech License, which provides us with an exclusive, multi-jurisdictional license to use certain patents and other intellectual property rights to micro-PEA that are owned by Epitech.  Under the Epitech License, we are obligated to use commercially reasonable efforts to develop FSD-201, with a view to filing an NDA with the FDA as soon as practicable. We are also obligated to make milestone payments and royalties to Epitech, which may limit our future profitability and our ability to enter into marketing partnership agreements. If we materially breach any of the terms of the Epitech License (and fail to cure such breach with the specified time, to the extent a cure period is available for such breach), Epitech could terminate the agreement. If we were to lose or otherwise be unable to maintain the Epitech License on acceptable terms, or find that it is necessary or appropriate to secure new licenses from other third parties, we would not be able to market FSD-201, our only product candidate, and our current business model and plan would be impaired, which would have a material adverse effect on our business, operating results and financial condition. See also "Summary- FSD Pharma Bioscience-Epitech License Agreement".

Patent terms may be inadequate to protect our competitive position on FSD-201 for an adequate amount of time.

Patents have a limited lifespan, and the principal patents relating to our use of ultramicronized-PEA expire in approximately nine years. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional or international patent application filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering FSD-201 are extended, once the patent life has expired, we may be open to competition from competitive products, including generics or biosimilars. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical FSD-201.

Even if the FSD-201 Trials are successful and FSD-201 receives marketing approval, which may occur much later than anticipated or not at all, FSD-201 may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors, and others in the medical community necessary for commercial success, including, due to the possibility that alternative, superior treatments for COVID-19 may be available prior to the approval and commercialization of FSD-201 for the treatment of COVID-19 or the COVID-19 pandemic will subside and no longer constitute a global health crisis.

The commercial success of FSD-201, including, specifically, of FSD-201 as a treatment for COVID-19, will depend upon their degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. For example, even if the FSD-201 Trials are successful and FSD-201 receives marketing approval, which may occur much later than anticipated or not at all, FSD-201 may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of FSD-201 to treat COVID-19, if approved for commercial sale, will depend on a number of factors, including:

  the possibility that alternative, superior treatments for COVID-19 may be available prior to the approval and commercialization of FSD-201 for the treatment of COVID-19, including the possible development and mass production of a vaccine that significantly limits and/or ultimately eliminates the market for FSD-201 by drastically reducing COVID-19 infections in the general population;

  the COVID-19 pandemic could subside and no longer constitute a global health crisis;

  the efficacy and safety of FSD-201;

  the ability to offer FSD-201 for sale at competitive prices;

  the ability to manufacture FSD-201 in sufficient quantities and to offer appropriate patient access programs, such as co-pay assistance;

  convenience and ease of dosing and administration compared to alternative treatments;

  the clinical indications for which FSD-201 is approved by FDA, if it approved at all, or comparable regulatory agencies;

  product labeling or product insert requirements of the FDA or other comparable regulatory authorities, including any limitations, contraindications or warnings contained in a product's approved labeling;

  restrictions on how FSD-201 is distributed;

  publicity concerning FSD-201 or competing products and treatments;

  the strength of marketing and distribution support;

  favorable third-party coverage and sufficient reimbursement; and

  the prevalence and severity of any side effects or adverse effects.

Sales of medical products also depend on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost effective. In addition, the inclusion or exclusion of products from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. We cannot predict whether physicians, physicians' organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that FSD-201 is safe, therapeutically effective and cost effective as compared with competing treatments. If FSD-201 does not achieve an adequate level of acceptance, we may not generate significant product revenue, and we may not become profitable.

We face significant competition in an environment of rapid technological and scientific change, and there is a possibility that our competitors may achieve regulatory approval for an effective COVID-19 treatment before us or develop therapies that are safer, more advanced or more effective than ours, which may negatively impact our ability to successfully market or commercialize FSD-201 and ultimately harm our financial condition.

The development and commercialization of new drug products is highly competitive. We face competition with respect to FSD-201 from major pharmaceutical companies, specialty pharmaceutical companies, and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing, and commercialization.

Significant competition exists in the treatment of COVID-19. We will need to compete with all current and future treatments within the indications where our development is focused. As of the date of this Prospectus Supplement, there are several vaccine candidates in Phase 1-3 trials, as well as numerous major candidates in pre-clinical stages of development and research. Additionally, there are a significant number of COVID-19 antibody treatments in various stages of development, including certain monoclonal antibody treatments made to treat and possibly prevent COVID-19 that are currently in Phase 3 trials. Any current or future treatments that are successfully developed and fully-approved for marketing could represent significant competition for FSD-201 as a treatment of COVID-19 and/or eliminate the market for FSD-201 as such a treatment altogether.

Most of our current or potential competitors, either alone or with their strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals, and marketing approved products than we do.

In addition, we could face litigation or other proceedings with respect to the scope, ownership, validity and/or enforceability of FSD-201 relating to our competitors' products and our competitors may allege that FSD-201 infringes, misappropriates or otherwise violates their intellectual property. The availability of our competitors' products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.

If we are unable to obtain regulatory approval in one or more jurisdictions for FSD-201, our business will be substantially harmed.

We cannot commercialize FSD-201 until the appropriate regulatory authorities have reviewed and approved the it. Approval by the FDA and comparable other regulatory authorities is a lengthy and  unpredictable process, and depends upon numerous factors, including substantial discretion of the regulatory authorities. Approval policies, regulations, or the type and amount of nonclinical or clinical data necessary to gain approval may change during the course of FSD-201's development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. We cannot be certain that FSD-201 will receive regulatory approval or be successfully commercialized even if we receive regulatory approval.

Obtaining marketing approval is an extensive, lengthy, expensive and inherently uncertain process, and regulatory authorities may delay, limit or deny approval of FSD-201 for many reasons, including but not limited to:

  the inability to demonstrate to the satisfaction of the FDA or comparable other regulatory authorities that FSD-201 is safe and effective as a treatment for our targeted indications;

  the FDA or comparable other regulatory authorities may disagree with the design, endpoints or implementation of our clinical trials;

  the population studied in the clinical program may not be sufficiently broad or representative to assure safety or efficacy in the full population for which we seek approval;

  the FDA or comparable other regulatory authorities may require additional preclinical studies or clinical trials beyond those that we currently anticipate;

  the FDA or comparable other regulatory authorities may disagree with our interpretation of data from nonclinical studies or clinical trials;

  the data collected from clinical trials of FSD-201 may not be sufficient to support the submission of an NDA, biologics license application, or other submission for regulatory approval in the United States or elsewhere;

  we may be unable to demonstrate to the FDA or comparable other regulatory authorities that FSD-201's risk-benefit ratio for its proposed indication is acceptable;

  the FDA or comparable other regulatory authorities may identify deficiencies in the manufacturing processes, test procedures and specifications, or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

  the approval policies or regulations of the FDA or comparable other regulatory authorities may change in a manner that renders the clinical trial design or data insufficient for approval.

The lengthy approval process, as well as the unpredictability of the results of clinical trials and evolving regulatory requirements, may result in our failure to obtain regulatory approval to market FSD-201, which would significantly harm our business, results of operations, financial condition and prospects.

We may encounter substantial delays in the FSD-201 Trials or may not be able to conduct or complete clinical trials on the expected timelines, if at all.

Clinical testing is expensive, time consuming, and subject to significant uncertainty. We cannot guarantee that our ongoing and planned FSD-201 Trials will be conducted as planned or completed on schedule, if at all. Moreover, even if these trials are initiated or conducted on a timely basis, issues may arise that could result in the suspension or termination of such clinical trials. A failure of one or more clinical trials can occur at any stage of testing, and the FSD-201 Trials may not be successful. Events that may prevent successful or timely initiation or completion of clinical trials include:

  inability to obtain the additional financing required to conduct the clinical trials;

  delays in reaching a consensus with regulatory agencies as to the design or implementation of our clinical studies;

  inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation or continuation of clinical trials;

  delays in confirming target engagement, patient selection or other relevant biomarkers to be utilized in preclinical and clinical product candidate development;

  delays in reaching agreement on acceptable terms with prospective contract research organizations ("CROs"), and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

  delays in identifying, recruiting and training suitable clinical investigators;

  delays in obtaining required Institutional Review Board approval at each clinical trial site;

  imposition of a temporary or permanent clinical hold by regulatory agencies for a number of reasons, including after review of an NDA or amendment, clinical trial application ("CTA") or amendment, or equivalent application or amendment, as a result of a new safety finding that presents unreasonable risk to clinical trial participants;

  a negative finding from an inspection of the FSD-201 Trials operations or study sites;

  developments in trials for other product candidates with the same targets or related modalities as our product candidates conducted by competitors that raise regulatory or safety concerns about risk to patients of the treatment;

  if the FDA or other regulatory authorities find that the investigational protocol or plan  is clearly deficient to meet stated objectives;

  difficulties in securing access to materials for the comparator arm of certain of the FSD-201 Trials;

  delays in identifying, recruiting and enrolling suitable patients to participate in the FSD-201 Trials, and delays caused by patients withdrawing from the FSD-201 Trials or failing to return for post-treatment follow-up;

  difficulty collaborating with patient groups and investigators;

  failure by CROs, other third parties, or us to adhere to clinical trial requirements;

  failure to perform in accordance with the FDA's or any other regulatory authority's current good clinical practices ("GCP"), requirements, or regulatory guidelines in other countries;

  occurrence of adverse events ("AEs") associated with the product candidate that are viewed to outweigh its potential benefits;

  changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;

  changes in the standard of care on which a clinical development plan was based, which may require new or additional trials;

  the cost of clinical trials of any product candidates that we may identify and pursue being greater than we anticipate;

  clinical trials of any product candidates that we may identify and pursue producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;

  transfer of manufacturing processes to larger-scale facilities operated by a contract manufacturing organization ("CMO"), or by us, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process; and

  delays in manufacturing, testing, releasing, validating, or importing/exporting sufficient stable quantities of product candidates that we may identify for use in clinical trials or the inability to do any of the foregoing.

Any inability to successfully initiate or complete clinical trials could result in additional costs to us or impair our ability to generate revenue. In addition, if we make manufacturing or formulation changes to FSD-201, we may be required to or we may elect to conduct additional nonclinical studies or clinical trials to bridge data obtained from the modified product candidate to data obtained from nonclinical and clinical research conducted using earlier versions. Clinical trial delays could also shorten any periods during which FSD-201 has patent protection and may allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize product candidates and may harm our business, results of operations, financial condition and prospects.

We could also encounter delays if a clinical trial is suspended or terminated by us or by the data safety monitoring board or similar regulatory authority. Such authorities may suspend or terminate a clinical trial due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial.

Moreover, principal investigators for our clinical trials may serve as scientific advisors or consultants to us from time to time and receive compensation in connection with such services. Under certain circumstances, we may be required to report some of these relationships to the FDA or comparable other regulatory authorities. The FDA or comparable other regulatory authority may conclude that a financial relationship between us and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable other regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of our marketing applications by the FDA or comparable other regulatory authority, as the case may be, and may ultimately lead to the denial of marketing approval of FSD-201.

Delays in the initiation, conduct or completion of any clinical trial of FSD-201 will increase our costs, slow down the product candidate development and approval process and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of FSD-201. In addition, we cannot be sure that submission of an IND or a CTA in respect of FSD-201 will result in the FDA or comparable other regulatory authority allowing clinical trials to begin in a timely manner, if at all. Any of these events could have a material adverse effect on our business, results of operations, financial condition and prospects.

The FSD-201 Trials may fail to demonstrate substantial evidence of the safety and/or effectiveness of FSD-201, which would prevent, delay or limit the scope of regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of FSD-201, we must demonstrate through lengthy, complex and expensive nonclinical studies, preclinical studies and clinical trials that FSD-201 is both safe and effective for use in each target indication. FSD-201 must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and can take many months or years to complete, and its outcome is inherently uncertain. Failure may occur at any time during the clinical development process. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

We cannot be certain that the FSD-201 Trials will be successful. Additionally, any safety concerns observed in the FSD-201 Trials in our targeted indications could limit the prospects for regulatory approval of FSD-201, which could have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or comparable other regulatory authorities will interpret the results as we do, and more trials could be required before we submit FSD-201 for approval. Moreover, results acceptable to support approval in one jurisdiction may be deemed inadequate by another regulatory authority to support regulatory approval in that other jurisdiction. To the extent that the results of the trials are not satisfactory to the FDA or comparable other regulatory authorities for support  of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of FSD-201. Even if regulatory approval is secured for a product candidate, the terms of such approval may limit the scope and use of FSD-201, which may also limit its commercial potential.

Results from future clinical research may draw opposing or negative conclusions regarding the potential of FSD-201 as a treatment for COVID-19, which could have a material adverse effect on our development plans, business, financial condition and results of operations.

Our rationale for pursuing development of FSD-201 for COVID-19 is derived from data from various studies and clinical trials of the anti-inflammatory potential of PEA conducted over the last 50 years (the "Historical PEA Studies"). However, we could have misinterpreted or performed a flawed analysis of such data. Factors that could have affected our interpretation and analysis of the Historical PEA Studies include:

  none of the Historical PEA Studies directly evaluate the safety or efficacy profile of PEA with respect to COVID-19;

  the Historical PEA Studies evaluated variable formulations, dosages, and patient populations; and

  some of the Historical PEA Studies were conducted decades ago across several international jurisdictions and, as such, may have used clinical trial procedures and statistical analysis methods that differ significantly from currently accepted best practices.

Given such factors, among others, investors should not place undue reliance on the Historical PEA Studies. Future research studies and clinical trials may draw opposing or negative conclusions regarding the potential of FSD-201 as a treatment for COVID-19, which could have a material adverse effect on our development plans business, financial condition and results of operations.

Results of earlier studies or clinical trials may not be predictive of future clinical trial results, and initial studies or clinical trials may not establish an adequate safety or efficacy profile for FSD-201 to justify proceeding to advanced clinical trials or an application for regulatory approval.

The results of nonclinical and preclinical studies and clinical trials, including the Historical PEA Studies, may not be predictive of the results of later-stage clinical trials, and interim results of a clinical trial do not necessarily predict final results. The results of preclinical studies and clinical trials in one set of patients or disease indications, or from preclinical studies or clinical trials that we did not lead, may not be predictive of those obtained in another. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial protocols and the rate of dropout among clinical trial participants. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy profile despite having progressed through nonclinical studies and initial clinical trials. A number of companies in the pharmaceutical and biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and we cannot be certain that we will not face similar setbacks. Even if early-stage clinical trials are successful, we may need to conduct additional clinical trials of FSD-201 in additional patient populations or under different treatment conditions before we are able to seek approvals from the FDA and regulatory authorities outside the United States to market and sell this product candidate. Our failure to obtain marketing approval for FSD-201 would substantially harm our business, results of operations, financial condition and prospects.

Interim, "top-line," and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available or as additional analyses are conducted, and as the data are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim, "top-line," or preliminary data from our clinical studies. For example, on June 22, 2020, we published "top-line" results from our Phase 1 randomized, double-blind, placebo-controlled study of FSD-201.  Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or "top-line" data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Material adverse changes between preliminary, "top-line," or interim data and final data could significantly harm our business prospects. See "Recent Developments - Pharmaceutical Trials and COVID-19 - Phase 1 (Australia) Trials".

Issued patents covering FSD-201 could be found invalid or unenforceable if challenged in court.

If we or one of our licensing partners initiated legal proceedings against a third party to enforce a patent covering FSD-201, the defendant could counterclaim that the patent covering FSD-201 is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including patent eligibility, novelty, non-obviousness, written description or enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the U.S. Patent and Trademark Office, or made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post grant review, and equivalent proceedings in other jurisdictions (e.g., opposition proceedings). Such proceedings could result in revocation or amendment to our patents in such a way that they no longer cover FSD-201. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on FSD-201. Such a loss of patent protection would have a material adverse impact on our business.

The drug substance and drug product for FSD-201 are currently acquired from single-source suppliers. The loss of these suppliers, or their failure to supply us with the drug substance or drug product, could materially and adversely affect our business.

The drug substance and drug product for FSD-201 are grown or manufactured by single- source suppliers or CMOs under development and manufacturing contracts and services and quality agreements and purchase orders. We do not currently have any other suppliers for the drug substance or drug product of FSD-201 and, although we believe that there are alternate sources of supply that could satisfy our clinical and commercial requirements, we cannot assure you that identifying alternate sources and establishing relationships with such sources would not result in significant delay in the development of FSD-201. Furthermore, under the Epitech License, we must source any PEA used in FSD-201 that is sold outside of the United States or Canada from Epitech, except in certain limited circumstances described by the agreement.

Our dependence on single-source suppliers exposes us to certain risks, including the following:

  our suppliers may cease or reduce production or deliveries, raise prices or renegotiate terms;

  delays caused by supply issues may harm our reputation; and

  our ability to progress our business could be materially and adversely impacted if our single-source suppliers upon which we rely were to experience significant business challenges, disruption or failures due to issues such as financial difficulties or bankruptcy, issues relating to regulatory or quality compliance issues, or other legal or reputational issues.

Additionally, we may not be able to enter into supply arrangements with alternative suppliers on commercially reasonable terms, or at all. A delay in the development of FSD-201 or having to enter into a new agreement with a different third party on less favorable terms than we have with our current suppliers could have a material adverse impact upon on our business.

We expect to rely on third parties to conduct the FSD-201 Trials and aspects of our research and preclinical testing, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials, research, or testing.

We currently rely and expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct some aspects of research and preclinical testing and clinical trials. Any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations. If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative third parties on commercially reasonable terms, or at all. If we need to enter into alternative arrangements, it would delay FSD-201 development activities.

Our reliance on these third parties for research and development activities reduces control over these activities but does not relieve us of our responsibilities. For example, we remain responsible for ensuring that the FSD-201 Trials is conducted in accordance with the general investigational plan and protocols for the trial and applicable legal, regulatory, and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. In addition, the FDA and comparable other regulatory authorities require compliance with GCPs for conducting, recording, and reporting the results of clinical trials to assure that data and reported results are credible, reproducible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, principal investigators, and trial sites. If we or any of these third parties fail to comply with applicable GCP regulations, some or all of the clinical data generated in the FSD-201 Trials may be deemed unreliable and the FDA or comparable other regulatory authorities may require us to perform additional nonclinical or clinical trials or to enroll additional patients before approving our marketing applications. We cannot be certain that, upon inspection, such regulatory authorities will determine that any of the FSD-201 Trials complies with the GCP regulations. For any violations of laws and regulations during the conduct of clinical trials, we could be subject to untitled and warning letters or enforcement action that may include civil penalties up to and including criminal prosecution. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database within certain timeframes. Failure to do so can result in fines, adverse publicity, and civil and criminal sanctions.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing approvals for FSD-201 and will not be able to, or may be delayed in our efforts to, successfully commercialize FSD-201. Our failure or the failure of these third parties to comply applicable regulatory requirements or our stated protocols could also subject us to enforcement action.

We also expect to rely on other third parties to store and distribute drug supplies for the FSD-201 Trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of any product candidates we may develop or commercialization of our medicines, producing additional losses and depriving us of potential product revenue.

Risks Relating to the Offering

There is no assurance that an active or liquid trading market for the Offered Shares will be sustained.

No assurance can be given that an active or liquid trading market for the Class B Shares will be sustained. If an active or liquid market for the Class B Shares fails to be sustained, the prices at which such shares trade may be adversely affected. Whether or not the Class B Shares will trade at lower prices depends on many factors, including the liquidity of the Class B Shares, prevailing interest rates and the markets for similar securities, general economic conditions and the Corporation's financial condition, historic financial performance and future prospects.

If the Offered Shares are traded after their initial issue, they may trade at a discount from their initial offering prices depending on the market and other factors including general economic conditions and the Corporation's financial condition. There can be no assurance as to the liquidity of the trading market for the Class B Shares.

The market price of the Offered Shares could be subject to significant fluctuations and volatility.

The market price of the Offered Shares that become listed and posted for trading on the CSE, Nasdaq or any other stock exchange could be subject to significant fluctuations in response to variations in the Corporation's financial results or other factors. In addition, fluctuations in the stock market may adversely affect the market price of the Offered Shares that become listed and posted for trading on a stock exchange regardless of the financial performance of the Corporation. Securities markets have also experienced significant price and volume fluctuations from time to time. In some instances, these fluctuations have been unrelated or disproportionate to the financial performance of issuers. Market fluctuations may adversely impact the market price of the Offered Shares that become listed and posted for trading on a stock exchange. There can be no assurance of the price at which the Offered Shares that become listed and posted for trading on a stock exchange will trade.

The Corporation may issue and sell additional securities of the Corporation to finance its research, operations or future acquisitions, which may have a significant dilutive effect on holders of our Class B Shares.

The Corporation expects to issue and sell additional securities of the Corporation to finance its business plan, and may also issue and sell additional securities of the Corporation to fund future acquisitions. The Corporation cannot predict the size of future issuances of securities of the Corporation or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Corporation that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Corporation, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Corporation that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Corporation, holders will suffer dilution with respect to voting power and may experience dilution in the Corporation's earnings per share. Moreover, this Prospectus Supplement and the accompanying Shelf Prospectus may create a perceived risk of dilution resulting in downward pressure on the price of the Corporation's issued and outstanding Class B Shares, which could contribute to progressive declines in the prices of such securities.

The Corporation has broad discretion in the use of the net proceeds from the Offering and may use them in ways other than as described herein.

Management of the Corporation will have broad discretion with respect to the application of net proceeds received by the Corporation under the Offering, if any, and may spend such proceeds in ways that do not improve the Corporation's results of operations or enhance the value of the Class B Shares or its other securities issued and outstanding from time to time. As described in "Use of Proceeds" in this Prospectus Supplement, the Corporation may incur secured or unsecured indebtedness to partially fund its business development plans, and a portion of the proceeds of this Offering, if any, may be used to make interest and/or principal payments with respect to such indebtedness. Any failure by management to apply the proceeds of this Offering effectively could result in financial losses that could have a material adverse effect on the Corporation's business or cause the price of the securities of the Corporation issued and outstanding from time to time to decline. Because of the number and variability of factors that will determine the Corporation's use of such proceeds, if any, the Corporation's ultimate use might vary substantially from its planned use. You may not agree with how the Corporation allocates or spend the proceeds from the Offering, if any.

Risks Related to the Warrants

There is no established public trading market for the Warrants, and the Corporation does not expect such a market to develop. In addition, the Corporation does not plan on making an application to list the Warrants on the CSE, the Nasdaq, or any other securities exchange or other trading system. This may affect the pricing of the Warrants in the secondary market, the transparency and availability of trading prices, the liquidity of the Warrants, and the extent of issuer regulation.

Except in limited circumstances specified in the Warrants, holders of the Warrants will not be entitled to any voting rights, dividends or other rights as shareholders of the Corporation, prior to the exercise of their Warrants.

The Warrants have an exercise price of US$4.26 per Warrant Share and expire five years after the Closing Date. If the price of our Class B Shares do not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, the Warrants may not have any value.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Corporation is governed by the laws of Ontario and its principal place of business is outside the United States. The majority of the directors and officers of the Corporation and certain experts named under "Interests of Experts" in the Shelf Prospectus are resident outside of the United States and a substantial portion of the Corporation's assets and the assets of such persons are located outside of the United States. Consequently, it may be difficult for U.S. investors to effect service of process within the United States on the Corporation, its directors or officers or such experts, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of U.S. courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or "blue sky" laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the U.S. federal securities or any such state securities or "blue sky" laws.

A final judgment for a liquidated sum in favour of a private litigant granted by a U.S. court and predicated solely upon civil liability under U.S. federal securities laws would, subject to certain exceptions identified in the law of individual provinces of Canada, likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that would be recognized by the domestic Canadian court for the same purposes. There is a significant risk that a given Canadian court may not have jurisdiction or may decline jurisdiction over a claim based solely upon U.S. federal securities law on application of the conflict of laws principles of the province in Canada in which the claim is brought.

The Corporation filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed C T Corporation System, with an address at 28 Liberty Street, New York, New York, USA 10005, as its agent for service of process in the United States. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a U.S. court arising out of or related to or concerning the offering of the Offered Shares under the Registration Statement.

AUDITOR, TRANSFER AGENT AND REGISTRAR

MNP LLP was appointed as auditors of the Corporation effective November 19, 2019. McGovern Hurley LLP, the prior auditors of the Corporation, resigned at the Corporation's request effective November 19, 2019. MNP LLP and McGovern Hurley LLP have each confirmed, with respect to the Corporation, that they were, at all relevant times, independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also were, at all relevant times, independent accountants with respect to the Corporation within the meaning of the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

The transfer agent and registrar for the Class B Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario. Continental Stock Transfer & Trust Company acts as co-transfer agent for the Class B Shares in the United States and has its principal office in New York, New York.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Corporation by Bennett Jones LLP, Toronto, Ontario, as to Canadian legal matters, and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York, concerning U.S. legal matters. In addition, the Placement Agent is being represented in connection with the Offering by Manatt, Phelps & Phillips LLP, as to U.S. legal matters.

INTEREST OF EXPERTS

As of the date hereof, to the best of our knowledge, MNP LLP, and its partners and associates, and McGovern Hurley LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of our outstanding securities. As of the date hereof, to the best of our knowledge, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding Class B Shares.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This Prospectus Supplement and the accompanying Shelf Prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The Corporation is subject to the information reporting requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, such reports and other information may generally be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer under applicable federal U.S. securities laws, the Corporation is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Corporation's officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Prospective investors may read and download any public document that the Corporation has filed with the securities commission or similar regulatory authority in each of the provinces of Canada (other than Québec) on SEDAR at www.sedar.com. The reports and other information filed and furnished by the Corporation with the SEC can be inspected on the SEC's website at www.sec.gov. Reports and other information filed by the Corporation with, or furnished to, the SEC may also be inspected and copied for a fee at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C., 20549.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	June 16, 2020

FSD PHARMA INC.

C$100,000,000

_________________________________________________________

Class B Subordinate Voting Shares

Subscription Receipts

Warrants

Debt Securities

Units

_________________________________________________________

FSD Pharma Inc. ("FSD", "FSD Pharma", the "Corporation", "we", "us", or "our") may, from time to time during the 25-month period that this short form base shelf prospectus (including any amendments hereto, the "Prospectus") remains valid, offer and sell or otherwise distribute up to an aggregate initial offering price of C$100,000,000 (or the equivalent in other currencies or currency units based on the applicable exchange rate at the time of the offering) of our Class B Subordinate Voting Shares ("Class B Shares"), subscription receipts of the Corporation ("Subscription Receipts"), warrants to purchase Class B Shares ("Warrants"), bonds, debentures, notes or other evidence of indebtedness of any kind, nature or description, of the Corporation ("Debt Securities"), and/or units consisting of one or more of the other securities described in this Prospectus in any combination ("Units" and, collectively with the Class B Shares, Subscription Receipts, Warrants and Debt Securities, the "Securities" and each, a "Security"). The aggregate initial offering price shall be calculated, in the case of interest bearing Debt Securities, on the basis of the principal amount of Debt Securities issued, and, in the case of non-interest bearing Debt Securities, on the basis of the gross proceeds received by the Corporation from the particular offering.

The Securities qualified hereunder may be offered and sold in one or more offerings, separately or together, in separate series, in such amounts, at such prices and on such terms to be contained in one or more supplements to this Prospectus (collectively or individually, as the case may be, each a "Prospectus Supplement"). In addition, one or more securityholders (each, a "Selling Securityholder") of the Corporation may also offer and sell Securities under this Prospectus. See "Selling Securityholders". We, or our Selling Securityholders, as applicable, may offer Securities in such amount and, in the case of the, Subscription Receipts, Warrants, Debt Securities and Units, with such terms as we, or our Selling Securityholders, as applicable, may determine in light of market conditions.

All information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus as required by applicable laws. Each Prospectus Supplement will be deemed to be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. You should read this Prospectus and any Prospectus Supplement before you invest in any Securities.

There are certain risk factors that should be carefully reviewed by prospective purchasers of any of our Securities. See "Risk Factors" in this Prospectus and in the 2019 AIF, which is incorporated by reference herein.

The Corporation is a Canadian issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States (the "U.S.") and Canada (the "MJDS"), to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different than those of the U.S. We prepare our financial statements in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), and may be subject to Canadian auditing and auditor independence standards. As a result, the financial statements included or incorporated by reference in this Prospectus and any applicable Prospectus Supplement may not be comparable to financial statements of U.S. companies.

i

Prospective investors should be aware that the acquisition of the Securities may have tax consequences both in the U.S. and in Canada. Such consequences for purchasers who are resident in, or citizens of, the U.S. may not be described fully herein or in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should read the tax discussion contained in any applicable Prospectus Supplement with respect to a particular offering of Securities, and consult their own tax advisors prior to deciding to purchase any Securities. See "Certain Income Tax Considerations".

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of Ontario, Canada, that some or all of our officers and directors are residents of Canada, that some or all of the experts named in this Prospectus are residents of Canada, and that all or a substantial portion of the Corporation's assets and the assets of such persons are located outside the U.S. See "Enforcement of Civil Liabilities".

NEITHER THE SEC NOR ANY STATE OR CANADIAN SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of any offering of Securities will be set forth in one or more Prospectus Supplements, including where applicable: (i) in the case of the Class B Shares, the number of Class B Shares offered, the currency (which may be Canadian dollars or any other currency), the issue price and any other specific terms; (ii) in the case of Subscription Receipts, the number of Subscription Receipts offered, the currency (which may be Canadian dollars or any other currency), the issue price, the terms and procedures for the exchange of the Subscription Receipts and any other specific terms; (iii) in the case of Warrants, the designation, the number of Warrants offered, the currency (which may be Canadian dollars or any other currency), number of the Class B Shares that may be acquired upon exercise of the Warrants, the exercise price, dates and periods of exercise, adjustment procedures and any other specific terms; (iv) in the case of Debt Securities, the designation, aggregate principal amount and authorized denominations of the Debt Securities, any limit on the aggregate principal amount of the Debt Securities, the currency (which may be Canadian dollars or any other currency), the issue price (at par, at a discount or at a premium), the issue and delivery date, the maturity date (including any provisions for the extension of a maturity date), the interest rate (either fixed or floating and, if floating, the method of determination thereof), the interest payment date(s), the provisions (if any) for subordination of the Debt Securities to other indebtedness, any redemption or purchase provisions, any repayment provisions, any terms entitling the holder to exchange or convert the Debt Securities into other securities, any defeasance provisions, security (if any) applicable to such Debt Securities and any other specific terms; and (v) in the case of Units, the designation, the number of Units offered, the offering price, the currency (which may be Canadian dollars or any other currency), terms of the Units and of the securities comprising the Units and any other specific terms. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

Our issued and outstanding Class B Shares are listed and posted for trading under the trading symbol "HUGE" in Canada on the Canadian Securities Exchange (the "CSE") and in the U.S. on the NASDAQ Capital Market ("NASDAQ"). On June 15, 2020, the last trading day prior to the date of this Prospectus, the closing price of the Class B Shares was C$5.60 per Class B Share on the CSE and US$4.22 per Class B Share on the NASDAQ. Any offering of Securities other than Class B Shares will be a new issue of Securities with no established trading market.

Unless otherwise specified in the applicable Prospectus Supplement, any Securities offered thereunder, other than our Class B Shares, will not be listed and posted for trading on any securities exchange. Accordingly, unless so specified, there will be no market through which those Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus or any applicable Prospectus Supplement. This may affect the pricing of these Securities in the secondary market (if any), the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See "Risk Factors" in the 2019 AIF.

ii

We may sell the Securities, and the Selling Securityholder may sell Securities, directly to one or more purchasers or through underwriters, brokers, dealers, or agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, broker, dealer or agent, as the case may be, engaged by us and/or the Selling Shareholder in connection with the offering and sale of Securities, and will set forth the terms of the offering of such Securities, including the method of distribution of such Securities, the public offering price, the proceeds to us and/or the Selling Shareholder, any fees, discounts or other compensation payable to any underwriter, broker, dealer or agent, and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be an "at-the-market" distribution within the meaning of National Instrument 44-102 - Shelf Distributions ("NI 44-102"), including sales made directly on the Nasdaq, CSE or other existing trading markets for our Securities) or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If required at the applicable time, any "at-the-market" distribution of Securities in Canada, including through the facilities of the CSE, will be subject to the Corporation first applying for, and obtaining, exemptive relief from the applicable Canadian securities regulatory authorities. If Securities are offered on a non-fixed price basis, the underwriters', brokers', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, brokers, dealers or agents to the Corporation. See "Plan of Distribution".

No underwriter has been involved in the preparation of, or has performed a review of, the contents of this Prospectus. Subject to applicable securities laws, and other than in relation to an "at-the-market" distribution, in connection with any offering of Securities (unless otherwise specified in a Prospectus Supplement), the underwriters, brokers, dealers or agents, as the case may be, may over-allot or conduct transactions intended to stabilize, maintain or otherwise affect the market price for the Securities at levels other than those which otherwise might prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. See "Plan of Distribution".

R. Bokhari, S. Buyer, R. Ciaruffoli, J. Datin, L. Kaiser and D. Urban are directors of the Corporation who reside outside of Canada. Each of these directors has appointed Bennett Jones LLP, 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, Canada, M5X 1A4, as their agent for service of process. Prospective purchasers of Securities are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this Prospectus.

The distribution of Securities hereunder is subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP concerning matters of Canadian law and Paul, Weiss, Rifkind, Wharton & Garrison LLP concerning matters of U.S. law.

Our head office and principal place of business is located at 520 Williams Street, Coburg, Ontario, Canada K9A 3A5, and our registered office is located at 1 Rossland Road West, Suite 202, Ajax, Ontario, Canada M5C 1P1.

iii

NOTICE TO PURCHASERS

In this Prospectus and any Prospectus Supplement, unless otherwise indicated, references to "we", "us", "our", "its", "FSD", "FSD Pharma" or the "Corporation" are to FSD Pharma Inc. and the direct or indirect subsidiary entities of FSD Pharma Inc. and any partnership interests held by FSD Pharma Inc. and its subsidiary entities. All references to "dollars", "C$" or "$" are to Canadian dollars and all references to "US$" are to U.S. dollars. We prepare our financial statements in accordance with IFRS, as issued by the IASB. As a result, the financial statements included or incorporated by reference in this Prospectus and any applicable Prospectus Supplement may not be comparable to financial statements of U.S. companies.

Prospective purchasers should rely only on the information contained in: (a) this Prospectus and any applicable Prospectus Supplement; and (b) any documents incorporated by reference in this Prospectus or in any applicable Prospectus Supplement. The Corporation has not authorized anyone to provide prospective purchasers with different or additional information.  If anyone provides prospective purchasers with any different or inconsistent information, prospective purchasers should not rely on it.  Prospective purchasers should bear in mind that although the information contained in, or incorporated by reference in, this Prospectus is intended to be accurate as of the date hereof or the date of such documents incorporated by reference, respectively, such information may also be amended, supplemented or updated, as may be required by applicable securities laws, by the subsequent filing of additional documents deemed by applicable securities laws to be, or otherwise incorporated by reference into this Prospectus, any Prospectus Supplement and by any subsequently filed prospectus amendments, if any. This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully distributed and therein only by persons permitted to distribute such Securities. The Corporation is not making any offer of Securities in any jurisdiction where the offer is not permitted by law.

The Corporation may, from time to time, sell any combination of the Securities described in this Prospectus in one or more offerings up to an aggregate offering amount of C$100,000,000 or the equivalent in other currencies. This Prospectus provides prospective purchasers with a general description of the Securities that the Corporation may offer. Each time the Corporation distributes Securities under this Prospectus, the Corporation will provide a prospective purchaser with a Prospectus Supplement that will contain specific information about the terms of that offering of Securities. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before a purchaser makes a decision to purchase Securities, the prospective purchaser should read this Prospectus, any applicable Prospectus Supplement, together with the documents incorporated by reference in this Prospectus and any applicable Prospectus Supplement.

We have filed with the U.S. Securities and Exchange Commission (the "SEC") a registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference into this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to any applicable full version or more detailed description of the contract, agreement or other document, as may be available electronically on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Information on or connected to the Corporation's website, even if referred to in a document incorporated by reference herein, does not constitute part of this Prospectus or any Prospectus Supplement. See "Where You Can Find Additional Information".

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus and any Prospectus Supplement, and in the documents incorporated by reference into this Prospectus, contain certain forward-looking statements and forward-looking information (collectively referred to as "forward-looking statements"). When used in such documents, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect", "project" and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this Prospectus and the documents incorporated by reference into this Prospectus contain forward-looking statements which include, but are not limited to: the manner in which the selling securityholders may sell Securities: the filing of one or more Prospectus Supplement(s); discussions concerning the Corporation's exploration of near-term funding strategies; the progress of the Phase 1 study at the Alfred Hospital in Melbourne, Australia; the Corporation's plans to advance the research & development of micro-PEA (as defined herein) or ultra micro-PEA to commercialization through studies and clinical trials, including anticipated timing and associated costs; the status of the Corporation's IND (defined below) application with the U.S. Food and Drug Administration (the "FDA") to conduct the FSD-201 COVID-19 Trials (defined below) for the use of FSD-201 micro-PEA to treat COVID-19, including the timing, completion and outcomes of any trials or whether FSD-201 may be effective and feasible in treating COVID-19, the costs associated with such planned trials, and the Corporation's ability to obtain required funding and the terms and timing thereof; the expansion of our product offering(s), our business objectives and the expected impacts of previously announced acquisitions and developments; disposition of other non-core assets in transactions similar to the Pharmadrug Share Sale (defined below); or the sale of the Facility (defined below).

In addition to those forward-looking statements referred to above, readers should also refer to the 2019 AIF (as defined below), under the heading "Forward-Looking Information" and the FY 2019 MD&A (as defined below) under the heading "Forward-Looking Statements", both of which are incorporated by reference into this Prospectus, for a list of additional forward-looking statements made by us in this Prospectus and the documents incorporated by reference into this Prospectus.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Prospectus, any Prospectus Supplement and in the documents incorporated by reference into this Prospectus and other unforeseen risks, including, without limitation:

  the good standing of our Licenses (as defined below), or inability to obtain regulatory approval in one or more jurisdictions for any product candidates that we may identify and develop;

  our limited operating history and history of losses;

  inability to obtain required additional financing on terms favourable to the Corporation;

  risks associated with development and commercialization of pharmaceutical products, including the inability to accurately predict timing or amounts of expenses, requirements of regulatory authorities, and completion of clinical studies, which may encounter substantial delays or may not be able to be completed at all;

  potential side effects, adverse events, or other properties or safety risks of our product candidates, which could delay or halt their clinical development, prevent their regulatory approval, cause suspension or discontinuance of clinical trials, abandonment of a product candidate, limit their commercial potential, if approved, or result in other negative consequences;

  results of earlier studies or clinical trials not being predictive of future clinical trials, and initial studies or clinical trials may not establish an adequate safety or efficacy profile for our product candidates to justify proceeding to advanced clinical trials or an application for regulatory approval;

  failure of clinical trials to demonstrate substantial evidence of the safety and/or effectiveness of product candidates, which could prevent, delay or limit the scope of regulatory approval and commercialization, including from difficulties encountered in enrolling patients in clinical trials, and reliance on third parties to conduct our clinical trials and some aspects of our research and preclinical testing;

  if clinical trials are conducted for product candidates outside of the U.S., the FDA and comparable regulatory authorities may not accept data from such trials;

  failure to achieve the degree of market acceptance and demand for our products by physicians, patients, healthcare payors, and others in the medical community which are necessary for commercial success, including, in the case of the FSD-201 COVID-19 Trials for the use of FSD-201 micro-PEA to treat COVID-19, due to the possibility that alternative, superior treatments for COVID-19 may be available prior to the approval and commercialization of FSD-201 micro-PEA for the treatment of COVID-19, should such approval be received at all;

  competition from other technologies and pharmaceutical products, including from synthetic production, new manufacturing processes and new technologies, and expected significant competition from other companies with similar businesses;

  risk factors related to the sale of the Facility;

  our dual class share structure between the Class A Multiple Voting Shares ("Class A Shares") and Class B Shares;

  risks inherent in an agricultural business;

  vulnerability to rising or volatile energy costs;

  reliance on management and important staff members;

  dependence on suppliers and skilled labour;

  compliance with environmental, health and safety laws and regulations;

  insurance and uninsured risks;

  ability to realize production targets;

  supply chain interruptions and the ability to maintain required supplies of skilled labour, specialized knowledge, equipment, parts and components;

  ability of the Corporation to manage growth effectively;

  failure or inability to implement required internal controls;

  increased costs as a result of operating as a public company in the U.S.;

  ability to identify and execute future acquisitions or dispositions effectively, including the ability to successfully manage the impacts of such transactions on our operations;

  our international business operations, including expansion to new jurisdictions, could expose us to regulatory risks or factors beyond our control such as currency exchange rates, changes in governmental policy, trade barriers, trade embargoes, investigation of sanctions relating to corruption of foreign public officials or international sanctions and delays in the development of international markets for our products;

  risks associated with acquisitions and partnerships, including the ability to attract and retain business partners and reliance of the Corporation on the operations of its partners, and the lack of control over such operations associated with investments the Corporation has made in strategic partners;

  there could be unforeseen claims made against us, including product liability claims or regulatory actions if products are alleged to have caused significant loss or injury;

  termination of the agreement pertaining to the joint venture with Auxly Cannabis Group Inc. (the "Auxly Agreement") and the proposed class action litigation associated with the termination of the Auxly Agreement;

  claims from suppliers;

  risk of conflict related to directors and officers of FSD Pharma who may currently, or in the future, also serve as directors and/or officers of other public companies that may be involved in the same industry as FSD Pharma;

  lack of dividends, and reinvestment of retained earnings, if any, into the Corporation's business;

  the dependence of our operations, in part, on the maintenance and protection of our information technology systems, and the information technology systems of its third-party research institution collaborators, contract research organizations or other contractors or consultants, which could face cyber-attacks;

  tax-related risks, including unforeseen changes to tax and accounting rules, practices or requirements that may be difficult or impossible for us to implement or comply with, and our classification as a "passive foreign investment company";

  the regulation of the medical cannabis industry in Canada, including by Health Canada's Office of Controlled Substances, and associated regulatory risks, including failure or delays in obtaining regulatory approvals, changes in regulation and enforcement of regulations or violation of regulations;

  changes, whether anticipated or not, in laws, regulations and guidelines that may result in significant compliance costs for our business, including in relation to restrictions on branding and advertising, regulation of provincial distribution and excise taxes;

  failure to comply with licensing requirements under the Cannabis Act (as defined herein), including the ability of key employees and personnel to maintain or renew required security clearance with Health Canada;

  the stage of industry maturity of the medical and recreational cannabis industry, and future uncertainty about the size of the market;

  prevention or inability of the Corporation's employees or shareholders from entry into the U.S., or a lifetime ban on entry into the U.S.;

  unfavourable publicity or consumer perception of the Corporation and the cannabis industry and cannabis products, including as a result of clinical research which may draw opposing or negative conclusions;

  ability to promote and sustain our brands, including any restrictions or constraints on marketing practices under the regulatory framework in which we operation, including plain packaging regulations;

  the ability to provide the capital required for research, product development, operations and marketing;

  the shelf life of any inventory, including unexpected write-downs or fair value adjustments of biological assets or recall of products;

  perceived reputational risk from third parties with whom we do business as a result of our cannabis-related activities, or who may elect not to do business with us;

  our ability to produce and sell medical products in, and export medical products to, other jurisdictions outside of Canada, which is dependent on compliance with additional regulatory or other requirements;

  co-investment risks associated with investments the Corporation may make with strategic investors or other third parties through joint ventures or other entities from time to time;

  reliance on our own market research and ability to forecast future projected sales, which are generally not obtainable from other sources, and the possibility of considerable variation in the price of our products due to the early stage of the cannabis industry in Canada;

  ability to safely, securely, efficiently and cost-effectively transport our products to consumers;

  any fraudulent or illegal activity, or other misconduct or improper activities that our directors, officers, employees, contractors, consultants, commercial partners or vendors may engage in, including noncompliance with regulatory standards and requirements;

  the nascent status of the medical and recreational cannabis industry, and associated uncertainty that the industry will continue to exist or grow as currently anticipated;

  manufacturing problems that could result in delay of our development or commercialization programs;

  changes in government, or changes in funding for the FDA and other government agencies, which could hinder their ability to ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal functions, on which we may rely;

  inability to establish sales and marketing capabilities, or enter in to agreements with third parties, to sell and market any product candidates that we may develop;

  uncertainty associated with insurance coverage and reimbursement status for newly-approved pharmaceutical products, which could result in product candidates becoming subject to unfavourable pricing regulations, third-party coverage and reimbursement practices, or healthcare reform initiatives, including legislative measures aimed at reducing healthcare costs;

  limitations on our ability to obtain and maintain sufficient protection of our intellectual property, or if the scope of any protection is not sufficiently broad, including any issued patents covering our product candidates being found invalid or unenforceable if challenged in court, or if we become subject to claims challenging the inventorship of our patents and other intellectual property rights;

  inability to adequately product our trademarks or trade names, or to protect the confidentiality of our trade secrets, or inability to obtain patent term extension or non-patent exclusivity in the U.S. or other countries, or if patents have terms inadequate to protect our competitive position on product candidates for an adequate duration;

  third party claims of intellectual property infringement;

  whether an active trading market for our Class B Shares is sustained;

  dilution from issuing Securities;

  conditions in the global economy and capital markets, including impacts to trade and public health or geopolitical risks, as a result of impacts of the novel coronavirus (COVID-19) or otherwise; and

  those other risks discussed in the 2019 AIF under the heading "Risk Factors" and in the FY 2019 MD&A under the headings "Forward-Looking Statements" and "Risks and Uncertainties".

You should not rely on any forward-looking statements. Any forward-looking statement is made only as of the date of this Prospectus or the applicable document incorporated by reference into this Prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after we distribute this Prospectus, except as otherwise required by law.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from our Chief Financial Officer at 520 Williams Street, Coburg, Ontario, Canada K9A 3A5, telephone (416) 854-8884. Copies of documents incorporated by reference are also available electronically at www.sedar.com.

We file with the securities commission or similar regulatory authority in each of the provinces of Canada (other than Québec), annual and quarterly reports, material change reports and other information. We are subject to the informational requirements of the U.S Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), and, in accordance with the U.S. Exchange Act, we also file reports with and furnish other information to the SEC. Under the multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared, in part, in accordance with the disclosure requirements of Canada, which differ from those in the U.S. Our filings are also electronically available from the SEC's Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), which can be accessed at www.sec.gov, as well as from commercial document retrieval services. Our filings on EDGAR are not incorporated by reference in this Prospectus except as specifically set out herein.

Under applicable securities laws in Canada, the Canadian securities commissions or similar regulatory authorities allow the Corporation to incorporate by reference certain information that it files with the Canadian securities commissions or similar regulatory authorities, which means that the Corporation can disclose important information to prospective purchasers by reference to those documents. Information that is incorporated by reference is an important part of this Prospectus. We have filed the following documents with the securities commissions or similar regulatory authorities in certain of the provinces of Canada and such documents are specifically incorporated by reference into this Prospectus:

(i) the annual information form dated March 3, 2020 for the year ended December 31, 2019 (the "2019 AIF");

(ii) the (amended) audited consolidated financial statements as at December 31, 2019 and December 31, 2018 and for the years ended December 31, 2019 and, December 31, 2018 (the "FY 2019 Financial Statements"), together with the notes thereto and the auditors' report thereon for the year ended December 31, 2019 and including the auditor's report attached to the (amended) audited consolidated financial statements for the year ended December 31, 2018;

(iii) the management's discussion and analysis of financial condition and results of operations dated March 3, 2020 for the year ended December 31, 2019 (the "FY 2019 MD&A");

(iv) the unaudited consolidated interim financial statements dated May 14, 2020 and the notes thereto for the three months ended March 31, 2020 (the "Interim Financial Statements");

(v) the management's discussion and analysis of financial condition and results of operations dated May 14, 2020 for the three months ended March 31, 2020 (the "Interim MD&A");

(vi) the management proxy circular dated November 14, 2019 relating to the annual general and special meeting of shareholders held on December 16, 2019;

(vii) the material change report dated June 3, 2020 relating to the Corporation's FSD-201 COVID-19 Trials (as defined below); and

(viii)the material change report dated June 15, 2020 relating to the Private Placement (as defined below).

Any documents of the type required by National Instrument 44-101 - Short Form Prospectus Distributions ("NI 44-101") of the Canadian Securities Administrators (the "CSA") to be incorporated by reference in a short form prospectus, including any annual information form, comparative annual financial statements and the auditors' report thereon, comparative unaudited interim financial statements, management's discussion and analysis of financial condition and results of operations, material change report (except a confidential material change report), business acquisition report and information circular, if filed by us with the securities commissions or similar authorities in the provinces of Canada after the date of this Prospectus and before the termination of the distribution shall be deemed to be incorporated by reference into this Prospectus.

To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with the SEC on Form 40-F or Form 20-F (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this Prospectus forms a part. In addition, we may, to the extent expressly provided therein, incorporate by reference into this Prospectus documents that we furnish with the SEC on Form 6-K pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act.

Any "template version" of any "marketing materials" (as such terms are defined in National Instrument 41-101 - General Prospectus Requirements ("NI 41-101") filed by the Corporation after the date of a Prospectus Supplement and before the termination of the distribution of Securities offered pursuant to such Prospectus Supplement (together with this Prospectus) will be deemed to be incorporated by reference into such applicable Prospectus Supplement for the purposes of the distribution of Securities to which that Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference into this Prospectus will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this Prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

Upon a new annual information form, audited annual financial statements and related management's discussion and analysis, unaudited interim financial statements and related management's discussion and analysis, or a new information circular relating to an annual meeting (or annual and special meeting) of holders of Class B Shares (each of the foregoing, a "Disclosure Document") being filed by us with, and where required, accepted by, the securities commission or similar regulatory authority in each of the provinces of Canada (other than Québec) during the term of this Prospectus, the previous corresponding Disclosure Document, and any material change reports and business acquisition reports filed prior to the commencement of our financial year in which the Disclosure Documents are filed shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

All information permitted under applicable securities laws to be omitted from this Prospectus, including the specific variable terms for an issue of Securities and other information in relation to such Securities, will be contained or incorporated by reference in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus and any amendments hereto. Each Prospectus Supplement will be deemed to be incorporated by reference in this Prospectus for the purposes of applicable securities legislation as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which the Prospectus Supplement pertains.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference into this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation, and in accordance therewith we file reports and other information with the SEC and with the securities regulatory authorities in Canada. Under the MJDS adopted by Canada and the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read and download the documents we have filed with the SEC electronically on the SEC's EDGAR website at www.sec.gov. We are also subject to filing requirements prescribed by the securities legislation of all Canadian provinces (other than Québec). These filings are available electronically from SEDAR at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Ontario) (the "OBCA"). A number of our officers and directors and some of the experts named in this Prospectus, are residents of Canada or otherwise reside outside the U.S., and all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the U.S.

We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of Securities who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors, officers and experts under U.S. federal securities laws or the securities laws of any state of the U.S.

We have been advised by our Canadian counsel, Bennett Jones LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by such counsel, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

We filed with the SEC, concurrently with our registration statement on Form F-10 of which this Prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed C T Corporation System as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving us in a U.S. court arising out of or related to or concerning the offering of the Securities under this Prospectus.

THE CORPORATION

The Corporation was formed under and is governed by the provisions of the OBCA on November 1, 1998 pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. On May 24, 2018 pursuant to Articles of Amendment, the Corporation changed its name to "FSD Pharma Inc." Our head office and principal place of business is at 520 Williams Street, Coburg, Ontario, Canada K9A 3A5. Our registered office is at 1 Rossland Road West, Suite 202, Ajax, Ontario, Canada, M5C 1P1.

As of the date hereof, the Corporation currently has two material subsidiaries: (i) FV Pharma Inc. ("FV Pharma"), which is wholly-owned by the Corporation and incorporated pursuant to the OBCA; and (ii) Prismic, which is wholly-owned by the Corporation incorporated and incorporated under the laws of the State of Arizona.  References herein to FSD Pharma Bioscience include Prismic.

OUR BUSINESS

The Corporation operates two business divisions. FSD Pharma Bioscience is focused on bioscience, including research and development ("R&D") and clinical development of synthetic cannabinoid based treatments of certain disease conditions with an aim to improve patient outcomes. Our goal is for these compounds to ultimately be approved by the FDA and other international regulatory agencies as prescription medications. FV Pharma is a licensed producer of cannabis in Canada under the Cannabis Act (Canada) (together with the regulations promulgated thereunder (the "Cannabis Regulations"), the "Cannabis Act") and associated Cannabis Regulations, focused on producing and extracting high-quality, hydroponic, pharmaceutical-grade cannabis leaf.

In light of worsening market conditions among Canadian licensed cannabis producers, the Corporation has recently taken steps to reduce operations and associated expenditures at FV Pharma and is actively exploring the sale of the business and/or underlying real estate with third parties. The Corporation has not entered into any binding agreements in this regard, and there are no assurances that discussions with prospective purchasers will culminate in a sale, nor as to the timing or terms associated with any such sale.

FSD Pharma Bioscience

FSD Pharma Bioscience intends to leverage pharmaceutical synthetic compounds that target the endocannabinoid system of the human body, with a focus on pharmaceutical development through review and approval by the FDA and other international regulatory agencies. The specific mechanisms of action of the various compounds is not yet fully understood, but it is likely that they work by mimicking the effects of the body's own cannabinoids, or endocannabinoids. The discovery of endocannabinoids - neurotransmitters, neuromodulators, and specialized receptors that the body produces autonomously and naturally − and of cannabinoid receptors in the brain and central nervous system, the peripheral nervous system, the body's immune system, and the gastrointestinal and genitourinary tracts, provided the basis for the belief these compounds may play an important medical role in impacting inflammation and disordered homeostasis in humans.

Endocannabinoids and their receptors play pivotal roles in the body's health and in many disease processes. In recent years, there has been considerable interest in cannabinoids for the treatment of human disease, through modulation of the endocannabinoid system. Scientific research since the 1960s shows that the endocannabinoid system may play a role in the management of many medical conditions and chronic diseases.

Through the Prismic transaction, the Corporation acquired an exclusive, worldwide (excluding Italy and Spain) license to exploit for pharmaceutical purposes patents and other intellectual property rights to micro-palmitoylethanolamide ("PEA") owned by Epitech Group SpA. PEA is a naturally occurring substance that is produced within the body in response to inflammation and interacts with endocannabinoid receptors throughout the body, including the central nervous system. FSD is currently seeking to advance pharmaceutical development programs centered on ultra micro-PEA that meet one or more selected criteria. All efforts are intended to be founded on a biologic plausibility of an efficacious effect with a high safety profile. See "Material Contracts".

Regulatory Environment

The Corporation is currently focused on obtaining regulatory approvals in the United States for the drug candidates it is developing through FSD Pharma Biosciences. In the future, the Corporation may consider seeking approvals for these drug candidates in Canada and elsewhere. The following is a summary of the FDA investigational new drug ("IND") approval process that the Corporation is undertaking with micro-PEA in the U.S. Assuming the Corporation is successful in obtaining FDA approvals pursuant to the process set out below, it may decide to seek comparable approvals in Canada and elsewhere, which would be subject to different and additional regulatory requirements.

The Corporation will be subject to extensive regulations while it focuses on gaining FDA approvals for the synthetic cannabinoid-based treatments it is developing with micro-PEA. The Federal Food, Drug, and Cosmetic Act (the "FDC Act") and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labelling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical product candidates. Failure to comply with applicable U.S. requirements may subject the Corporation to a variety of administrative or judicial sanctions, such as FDA refusals, warning letters, product candidate recalls, product candidate seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Pharmaceutical product candidate development in the U.S. typically involves pre-clinical laboratory and animal tests, the submission to the FDA of an IND, which must be approved before clinical testing is allowed to commence, and adequate, well-controlled clinical trials to establish the safety and effectiveness of the drug for each application for which FDA approval is sought. The satisfaction of FDA pre-market approval requirements typically takes many years. The actual time required may vary substantially based upon the type, complexity and novelty of the product candidate or the diseases a product candidate targets.

Pre-clinical tests generally include laboratory evaluation of product candidate chemistry, formulation and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product candidate. The conduct of the pre-clinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of pre-clinical testing are submitted to the FDA as part of an IND along with other information, including information about product candidate chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term pre-clinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

A 30-day waiting period after the submission of each IND is required before commencing clinical testing in humans. If the FDA has not imposed a clinical hold on the IND or otherwise commented or questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin. Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations, (ii) in compliance with Good Clinical Practice, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors, and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The trial protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board ("IRB") for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements or may impose other conditions.

Should the Corporation be successful in obtaining the IND approvals set out above, the Corporation may pursue a new drug application ("NDA"), which would involve applying to the FDA for the approvals required to market the Corporation's synthetic cannabinoid based treatments in the U.S. Should the FDA approve the Corporation's NDA application, the Corporation may seek similar approvals in Canada and elsewhere. There is no assurance that the Corporation will be successful in receiving the required approvals, and the clinical trials are subject to numerous risks.  See "Caution Regarding Forward-Looking Statements" and "Risk Factors" in this Prospectus and "Risk Factors" in the 2019 AIF.  See also "Recent Developments - Pharmaceutical Trials and COVID-19" below.

FV Pharma

Cannabis Licenses

The Corporation holds three licenses from Health Canada: (i) a Cultivation License (defined below); (ii) a Processing License (defined below); and (iii) a Sale for Medical Purposes Licence (collectively, the "Licenses"). FV Pharma received its initial License under section 22(2) of the Access to Cannabis for Medical Purposes Regulations ("ACMPR") on October 13, 2017, authorizing FV Pharma to cultivate and process cannabis (the "Cultivation Licence"). In addition, the License permitted FV Pharma to acquire cannabis plants and/or seeds for the purpose of initiating plant growth and for conducting analytical testing.

On February 19, 2019, the Corporation announced that FV Pharma had received its Standard Processing Licence (the "Processing Licence"). The Processing Licence allows FV Pharma to produce cannabis, other than obtain it by cultivating, propagating or harvesting it (i.e. extract oils). Under Health Canada's new Cannabis Regulations, the Processing Licence is required for any facility that is processing more than the equivalent of 600 kg of dried flowers per year.

On April 18, 2019, the Corporation received a Sale of Medical Cannabis Licence (the "Sale for Medical Purposes Licence") to supply and sell certain cannabis products under the Cannabis Act, which was limited to cannabis plants and cannabis plant seed. On June 21, 2019, the Corporation received an amendment to its Sale for Medical Purposes Licence, which now permits FV Pharma to sell or provide fresh cannabis or dried cannabis oil to such other persons who are permitted to purchase medical cannabis products under the Cannabis Act. The Licences are valid until October 13, 2020.

The Corporation commenced sales of medical cannabis under the Licenses in August 2019. The Corporation is not currently licensed to sell cannabis for adult recreational use, and has no immediate plans to apply for a license that would permit us to do so. However, the Corporation has made investments in certain recreational cannabis retailers in Canada. For additional information on our investments in recreational cannabis retailers in Canada, see "General Development of the Business - Three Year History - Investment in Huge Shops".

The Facility

FV Pharma's plant and operations are located at its facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility"). FV Pharma acquired the Facility in November 2017 and expanded operations into the Facility in 2018, following approval from Health Canada and the completion of financing to complete its proposed capital improvements. The Facility is licensed for 25,000 square feet. Within this 25,000 square feet, the space is designated for several purposes: flowering, vegetation, drying, packaging and ancillary space. The overall square footage also includes truck traps, hallways, etc. 9,500 square feet is canopy space (flower rooms plus vegetation rooms). In total, the Facility hosts an existing 620,000 square feet of building space. The Facility is situated only one hour east of Toronto in Cobourg, Ontario, off the 401 highway and has access by car or rail to Toronto, Ottawa and Montreal.

As of the date hereof, the Corporation has not entered into any contractual arrangements and has no current commitments for capital expenditures with respect to the build-out of the Facility. We own the 70-acre property on which the Facility is located (the "Facility Property"). Approximately 32 acres of the Facility Property are utilized for the Facility's current building, with the remaining 38 acres available for additional development.

As noted in the FY 2019 Financial Statements, the Corporation is actively exploring a sale of the Facility and/or the underlying real estate. The Corporation has not entered into any binding agreements in this regard, and there are no assurances that discussions with prospective purchasers will culminate in a sale, nor as to the timing or terms associated with any such sale. For further discussion, also see "Risk Factors" in the 2019 AIF.

RECENT DEVELOPMENTS

Pharmaceutical Trials and COVID-19

The Corporation announced on March 9, 2020, that it received approval from the Ethics Committee of the Alfred Hospital, part of the Alfred Health group of hospitals serving the state of Victoria, Australia, to initiate a Phase 1, randomized, double-blind, placebo-controlled study to evaluate the safety, tolerability and pharmacokinetics of single and multiple ascending doses of ultra-micronized-PEA in normal healthy volunteers. The principal researcher of these first-in-human safety and tolerability studies is the Chief Medical Officer of Nucleus Network, one of Australia's largest and most experienced Phase 1 clinical research organizations. Studies are being completed in accordance with FDA-approved guidelines.

The Corporation anticipates completion of the Phase 1 clinical trials to secure an IND and, assuming that the results of the Phase 1 clinical trials are within acceptable ranges, to proceed to Phase 2 clinical trials during Q1 2021.

On June 3, 2020, the Corporation announced that the FDA has given the Corporation permission to submit an IND application to design a Phase 2(a) clinical trial for the use of FSD-201 (ultramicronized PEA) to treat suspected or confirmed cases of COVID-19, the disease caused by the SARS-CoV-2 virus (the "FSD-201 COVID-19 Trials"). Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Corporation is focused on developing FSD-201 for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

Based on FDA feedback, the Corporation anticipates the FSD-201 COVID-19 Trial will be a randomized, controlled, double-blind, U.S.-multicenter study to assess the efficacy and safety of FSD-201 dosed 600mg or 1200mg twice-daily, together with standard of care ("SOC") compared to SOC alone in symptomatic patients with clinical presentation compatible with COVID-19. Eligible patients will present with symptoms consistent with influenza/coronavirus signs (fever, dry cough, malaise, difficulty breathing) and/or newly documented positive COVID-19 disease.

The primary objective of the FSD-201 COVID-19 Trials is to determine whether FSD-201 plus SOC provides a significant improvement in clinical status of patients (e.g., shorter time to symptom relief). Secondary objectives of the FSD 201 COVID-19 Trials include determining whether FSD-201 plus SOC demonstrates additional benefit in terms of safety, objective assessments such as length of time to normalization of fever, length of time to improvement of oxygen saturation and length of time to clinical progression, including time to mechanical ventilation or hospitalization, and length of hospital stay. The exploratory endpoint is cytokine clearance as measured by Enzyme Linked Immunosorbent Assay (ELISA).

The treatment period of patients in the FSD-201 COVID-19 Trials is expected to be 14 days. All patients who experience clinical benefit are expected to continue to receive their assigned treatment until study completion.

The table below provides a breakdown of the steps that would be required to advance the research & development of micro-PEA over the next three years. This presents the Corporation's current business objectives and major milestones pertaining to the advancement of micro-PEA towards commercialization. However, while the Corporation is specifically working to advance the development of micro-PEA towards ultimate commercialization, it is also continuously seeking and assessing additional opportunities in the biopharmaceutical space.

Step(s) & Objectives	Purpose	Anticipated Timing	Estimated Incremental Costs
Phase 1 Human Safety and Tolerability Toxicology Study	Assess safety and dosing ranges	Commenced Q1 2020 Target completion during Q4 2020	$3,000,000
Utilize data from Phase 1 Study to support IND application	Obtain approval to proceed to Phase 2	Q4 2020	$500,000
Phase 2(a) Clinical Trials	Evaluate effectiveness and look for side effects	Q1 2021 to Q4 2021	$10,000,000*
Complete Phase 2(b) Clinical Trials and provide Phase 2 data to FDA	Evaluate effectiveness and look for side effects	Q4 2021 to Q1 2023	$25,000,000*

* Estimated cost per Phase 2(a) and Phase 2(b) clinical trial.  As described herein, with access to additional capital and subject to favourable clinical results and ongoing FDA approvals, there may be opportunities to launch multiple clinical trials targeting different respiratory or other ailments, each of which would require significant additional funding.  See also "Use of Proceeds" for anticipated timing of such expenses, which may be accelerated in certain circumstances and subject to additional funding.

Assuming that the Corporation's IND application to design a Phase 2(a) trial is approved, the Corporation's planned Phase 2(a) clinical trial is expected to initially focus on suspected or diagnosed cases of COVID-19.  Multiple trials, targeting different medical conditions / applications (e.g. other respiratory ailments presently treated with micro-PEA as a prescribed food supplement in Europe), may ultimately be undertaken depending on results observed and available capital, subject to additional regulatory approvals as required. Given the significant variability and uncertainty, the Corporation has not provided estimates for the potential cost and timing of Phase 3 Clinical Trials or subsequent commercialization.  See "Risk Factors" in this Prospectus and in the 2019 AIF.

The Phase 2(a) clinical trial program is subject to successful completion of the Phase 1 clinical study on healthy volunteers, a favourable toxicology study, and successful completion of ongoing laboratory studies, access to additional financing, approval by the FDA of our Phase 2(a) clinical trial design, and review by the FDA of our IND application. The duration and cost of clinical trials can vary significantly depending on multiple factors, including the enrollment rate of volunteers, country in which trials are conducted, and specific trial protocols required, all of which the Corporation expects to investigate and decide upon during 2020, with the Phase 2(a) trial expected to commence in mid Q1 2021. Figures above are preliminary estimates only, can vary significantly, and the timing of such expenditures may be accelerated based on access to additional funding. The process of developing pharmaceutical products and receiving the necessary regulatory approvals for commercialization typically takes several years. Accordingly, no near-term revenues from product sales or services are expected from our micro-PEA candidate(s). See "Risk Factors" in this Prospectus and in the 2019 AIF.

As described below under "Use of Proceeds" and subject to the assumptions set forth therein, following completion of the Private Placement (as defined below) on June 8, 2020, the Corporation's R&D programs and other planned expenditures for the next 12 months are fully funded with cash on hand.  Although the Corporation has no contractual or other obligation to do so, with access to additional capital and subject to favourable clinical results and ongoing FDA approvals, the Corporation may be in a position to accelerate and expand its R&D programs and achieve certain of the foregoing milestones sooner than contemplated above.

Private Placement

On June 4, 2020, the Corporation announced that it entered into definitive agreements with certain institutional investors pertaining to the private placement (the "Private Placement") by certain placement agents led by A.G.P./Alliance Global Partners (collectively, the "Placement Agents") of an aggregate of 1,500,000 Class B Shares at a price of C$6.75 per Class B Share and warrants (the "Warrants") to purchase an additional 1,500,000 Class B Shares (the "Warrant Shares") for aggregate proceeds to the Corporation of approximately $10,125,000 (before deducting fees payable to the Placement Agents and other estimated offering expenses). The Warrants have a five-year term and an exercise price of C$9.65 per Warrant Share. The Private Placement was completed on June 8, 2020, generating net proceeds to the Corporation of $9,416,250. In addition, the Corporation has also granted the Placement Agents an option to arrange for purchases of up to an additional 1,500,000 Class B Shares and Warrants to purchase an additional 1,500,000 Warrant Shares on the same terms as the Private Placement for a period of 30 days following the initial closing of the Private Placement.

Pharmadrug Share Sale

On May 21, 2020, the Corporation announced the sale of 5,000,000 common shares ("Pharmadrug Shares") of Pharmadrug Inc. (formerly Aura Health) ("Pharmadrug") in a privately negotiated transaction at a price of $0.08 per Pharmadrug Share for cash proceeds of $400,000 (the "Pharmadrug Share Sale"). Upon completion of the Pharmadrug Share Sale, the Corporation holds 8,562,387 Pharmadrug Shares, representing approximately 10.3% of the outstanding Pharmadrug Shares.

Under the terms of the Pharmadrug Share Sale, the buyer has the option at any time before June 26, 2020 to purchase an additional 5,000,000 Pharmadrug Shares from the Corporation at a price of $0.10 per Pharmadrug Share for additional proceeds to the Corporation of up to $500,000.  The Corporation may divest all or some of its remaining Pharmadrug Shares from time to time, either pursuant to the foregoing buyer option and/or through other private sales or the facilities of the CSE.

CONSOLIDATED CAPITALIZATION

Other than as described in this Prospectus as a result of the Private Placement, there have been no material changes to the Corporation's share and loan capitalization, on a consolidated basis, since December 31, 2019. The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise indicated in an applicable Prospectus Supplement relating to an offering of Securities, we expect to use the net proceeds we receive from the sale of Securities to finance future growth opportunities including acquisitions and investments, to finance our capital expenditures, to reduce our outstanding indebtedness, for working capital purposes or for general corporate purposes, as will be further described in one or more Prospectus Supplements. The amount of net proceeds to be used for each of the principal purposes will be described in the applicable Prospectus Supplement. All expenses relating to an offering of Securities and any compensation paid to underwriters, brokers, dealers or agents will be paid out of our general funds. From time to time, we may issue debt securities or incur additional indebtedness other than through the issue of Securities pursuant to this Prospectus. We will not receive any proceeds from any sales of Securities by any Selling Securityholders pursuant to a secondary offering. More detailed information regarding anticipated expenses associated with any underwriter, broker, dealer or agent in respect of any sales by us or a Selling Securityholder will be described in any applicable Prospectus Supplement.

As of May 31, 2020, after giving effect to the Private Placement, the Corporation had approximately $15 million of cash on hand and $14.2 million of working capital.  On that basis, the Corporation has sufficient cash resources on hand to fund its cash flow requirements through May 31, 2021, including its significant, near-term objectives with respect to its R&D program for the commercialization of micro-PEA, being the submission of the IND application to the FDA for the FSD-201 COVID-19 Trials and the initiation of the associated Phase 2(a) clinical trials. Through the next 12 months, the Corporation expects to incur cash expenses of approximately $14.8 million. The table below provides a detailed breakdown of the Corporation's anticipated cash requirements for the 12 month period from June 1, 2020 - May 31, 2021.

Category	Expense	Specific Factors and Assumptions
Production costs	$268,411	Cash requirements are anticipated to be 50% of Q4 2019
Salaries, wages and benefits	$2,209,808	Substantially consistent with 2019
Professional and consulting fees	$3,034,020

Fees for the twelve months are expected to be consistent with fees for the twelve months ended December 31, 2019 ("FY2019"), less (i) $1,630,000 million associated with the Nasdaq listing process, (ii) an expected $200,000 of savings due to the Corporation completing more processes internally, (iii) $1,100,000 of one-time payments associated with the Cobourg Facility, acquisition costs, and payments to consultants who became employees and (iv) the termination of certain contractual arrangements during the period

Stock promotion expense	$964,612

Includes investor relations, media marketing costs and conference appearances.  Estimate is based on Q1 2020 normalized run rate, adjusted for one-time events in Q1 and other contractual arrangements no longer in effect

Phase 1 Safety & Tolerability Study	$373,735	Remaining portion of Phase 1 costs from a total expected cost of $2,150,000 less total payments made to May 31, 2020
Toxicology Study	$850,000	Based on committed agreements
FDA IND Application	$500,000	Based on committed agreements
Phase 2(a) Clinical Trial	$2,500,000

Phase 2(a) clinical trial expected to commence in mid Q1 2021, with approximately $2.5 million of costs expected to be incurred prior to May 31, 2021, and $7.5 million of costs anticipated by end of 2021 as activity levels increase during the latter portion of the Phase 2(a) clinical trial

General office, travel and administrative expenses	$1,506,414	Based on FY2019 G&A expenditures less $366,000 of one-time expenditures and a 30% reduction in travel and entertainment
Repairs, maintenance and utilities	$231,236	Estimated at 25% of FY2019 run-rate as a result of scale back of the Facility operations during Q1/Q2 2020
Shareholder and public company compliance costs	$440,746	Consistent with FY2019 costs
Repayment of Prismic Debt	$1,750,000	Total debt of $1,900,000 less $150,000 converted to Class B Shares during Q2 2020
Finance expenses	$206,454	Interest on outstanding Prismic debt
TOTAL	$14,835,436

The Corporation has arrived at these estimated cash requirements based on the following significant, general factors and assumptions: (i) the Corporation will not generate any revenue from the sale of Cannabis products but will incur costs necessary to maintain the validity of the Cannabis Licenses; (ii) the Corporation will not complete a sale of the Facility or underlying real estate and will continue to own and operate the Facility in a manner consistent with current scaled-back operations (i.e. limited staff, reduced expenditures, care and maintenance) as discussed in the Interim MD&A and Interim Financial Statements; (iii) the Corporation will be able to realize cost-savings and reduced general & administrative expenditures associated with one-time events, such as the listing on the Class B Shares on the Nasdaq and the acquisition of Prismic; (iv) the Corporation will proceed to Phase 2(a) trials for micro-PEA based on the timeline and anticipated costs in the table above under "Recent Developments - Pharmaceutical Trials and COVID-19"; (v) the Corporation will not dispose of any additional non-core investment holdings; and (vi) no additional financings will be completed during the 12 months ending May 31, 2021.

As noted above, on June 3, 2020, the Corporation announced that it had received FDA approval to design a Phase 2(a) clinical trial to treat patients with a suspected or confirmed case of COVID-19. On that basis, the Corporation believes it is reasonable to assume that the commencement of a Phase 2(b) clinical trial may be accelerated and has therefore included the entire approximately $25 million estimated cost in its 25 month cash flow forecast, resulting in total minimum cash needs of approximately $42 million over the next 25 months.  Although the Corporation has no contractual or other obligation to accelerate or expand its R&D programs, with access to additional capital (whether through one or more additional financing, the sale of FV Pharma or the underlying real estate, government grants or further divestment of non-core investment holdings) and subject to favourable clinical results and ongoing FDA approvals, the Corporation may be in a position to accelerate its R&D programs and the achievement of certain of the milestones described under "Recent Development - Pharmaceutical Trials and COVID-19".

The Corporation may also be able to explore the use of FSD 201 to treat other similar respiratory ailments, and if the Corporation is able to access to additional funding it may be in a position to launch additional Phase 2(a) and Phase 2(b) clinical trials in the next 25 months.  Therefore, the approximately $42 million in anticipated cash needs represents the Corporation's base spending case in its 25 month cash flow forecast.  With access to additional capital under the Prospectus (or otherwise), the Corporation's clinical programs may be expected to warrant an additional $15 million - $50 million in expenditures during the next 25 months, based on opportunities to (1) expand the size and accelerate the timing of Phase 2(b) COVID-19 trials in light of the FDA's recent approval and (2) target other related respiratory illnesses.  As noted above, each additional Phase 2(a) trial is expected to cost approximately $10 million, and each additional Phase 2(b) trial is expected to cost approximately $25 million.

The milestones described under "Recent Development - Pharmaceutical Trials and COVID-19" represent customary inflection points for financing by clinical-stage biotech companies.  However, there is no assurance that the Corporation will be able to achieve these clinical milestones, nor, if successful in doing so, that the Corporation will be able to access additional financing on terms or timing acceptable to the Corporation.  See "Risk Factors" in this Prospectus and in the 2019 AIF.

PLAN OF DISTRIBUTION

We may offer and sell Securities, and the Selling Securityholder may offer and sell Securities, to or through underwriters, brokers, dealers, or agents (including through block trades of Securities), or directly to purchasers or through underwriters, brokers, dealers or agents. In effecting such sales of Securities, brokers or dealers may arrange for other brokers or dealers to participate. Such transactions may include purchases of the Securities by a broker-dealer as principal and resales of the Securities by the broker-dealer for its account pursuant to this Prospectus, ordinary brokerage transactions, or transactions in which the broker-dealer solicits purchasers. These Securities may be offered and sold in Canada and/or the U.S. and elsewhere where permitted by applicable law, subject to obtaining any applicable exemption from registration requirements.

The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices as may be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale (including, without limitation, sales deemed to be an "at-the-market" distribution as defined in and subject to limitations imposed by and the terms of any regulatory approval required and obtained under applicable securities laws, which may include sales made directly on the Nasdaq, CSE or other existing trading markets for our Securities) at prices determined by reference to the prevailing price of a specified Security in a specified market, or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If required at the applicable time, any "at-the-market" distribution of Securities in Canada, including through the facilities of the CSE, will be subject to the Corporation first applying for, and obtaining, exemptive relief from the applicable Canadian securities regulatory authorities. If Securities are offered on a non-fixed price basis, the underwriters', brokers', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriter, broker, dealer or agent to us, or in the case of Securities offered by the Selling Shareholder, to the Selling Securityholder.

In connection with the sale of Securities, or in the case of Securities offered by a Selling Securityholder, underwriters, brokers, dealers or agents may receive compensation from us, and from the Selling Securityholder in the case of Securities offered by a Selling Securityholder, or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions (and, in the case of Securities offered by a Selling Securityholder, such discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). Underwriters, brokers, dealers or agents that participate in any distribution of Securities may be deemed underwriters and any commissions to be received by them from us and/or a Selling Securityholder, as applicable, and any profit on the resale of Securities by them may be deemed to be underwriting discounts or commissions under applicable securities legislation, including the U.S. Securities Act.

If so indicated in the applicable Prospectus Supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the Securities directly from us, or in the case of Securities offered by a Selling Securityholder, the Selling Securityholder may authorize dealers or other persons acting as agent to the Selling Securityholder to solicit offers by certain institutions to purchase Securities directly from the Selling Securityholder, pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable Prospectus Supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

The applicable Prospectus Supplement relating to any offering of Securities will also set forth the terms of the offering relating to the particular Securities, including, to the extent applicable, the initial offering price, the proceeds to us and/or the Selling Securityholder from the offering, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters, brokers, dealers or agents with respect to any offering of Securities, or Securities sold to or through underwriters, brokers, dealers or agents by us and/or a Selling Securityholder, as applicable, will be named in the Prospectus Supplement relating to such offering of Securities.

In connection with any offering of Securities, except with respect to any "at-the-market" offering, the underwriters, brokers, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. A purchaser who acquires Securities forming part of the over-allocation position of any underwriter, broker, dealer or agent, acquires those securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

No underwriter, broker, dealer or agent involved in any "at-the-market" offering, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter, broker, dealer or agent, will over-allot Securities in connection with such a distribution or effect any other transactions that are intended to stabilize or maintain the market price of a Security.

Under agreements which may be entered into by us and/or a Selling Securityholder, underwriters, brokers, dealers or agents who participate in the distribution of Securities may be entitled to indemnification by us and/or a Selling Securityholder against certain liabilities, including liabilities under the U.S. Securities Act and applicable Canadian provincial securities legislation, or to contributions with respect to payments which such Underwriters may be required to make in respect thereof. The underwriters, brokers, dealers or agents with whom we may enter into agreements may be customers of, engage in transactions with or perform services for us in the ordinary course of business.

Any offering of Subscription Receipts, Warrants, Debt Securities or Units that is not a secondary offering will be a new issue of Securities with no established trading market for those Securities. Unless otherwise specified in the applicable Prospectus Supplement, the Subscription Receipts, Debt Securities, Warrants or Units will not be listed on any securities exchange or any automated dealer quotation system, and there may be no market through which the Subscription Receipts, Debt Securities, Warrants or Units may be sold and purchasers may not be able to resell Subscription Receipts, Debt Securities, Warrants or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Subscription Receipts, Debt Securities, Rights or Units in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities, and the extent of issuer regulation. Certain broker-dealers may make a market in the Subscription Receipts, Debt Securities, Warrants or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without advance notice. No assurance can be made that any broker-dealer will make a market in the, Subscription Receipts, Debt Securities, Warrants or Units or as to the liquidity of the trading market, if any, for such Securities.

The Selling Securityholder may also enter into derivative transactions with third parties. If a Prospectus Supplement so indicates, in connection with those derivatives, the third parties may sell Securities covered by this prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use Securities pledged by the Selling Securityholder or borrowed from the Selling Securityholder or others to settle those sales or to close out any related open borrowings of Securities, and may use Securities received from the Selling Shareholder in settlement of those derivatives to close out any related open borrowings of Securities. The third parties in such sale transactions will be underwriters, brokers, dealers or agents and will be identified in the applicable Prospectus Supplement. The Corporation does not intend to sell or otherwise distribute any Securities which are "novel" within the meaning of that term in NI 44-102.

Under the securities laws of some states, our Securities may be sold in such states only through registered or licensed underwriters, brokers, dealers or agents. In addition, in some states our Securities may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any securityholder will sell any or all of our Securities registered pursuant to the registration statement, of which this Prospectus forms a part. Once sold under the registration statement, of which this Prospectus forms a part, our Securities will be freely tradable in the hands of persons other than our affiliates.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided as required in the applicable Prospectus Supplement with respect to the issuance of any Debt Securities.

DESCRIPTION OF SHARE CAPITAL

The Class B Shares are "restricted securities" within the meaning of such term under applicable Canadian securities laws, as these Securities do not carry equal voting rights as compared with our Class A Shares. As of June 15, 2020, the Class B Shares represented approximately 33.86% of the voting rights attached to outstanding voting securities of the Corporation. The following is a summary of the rights, privileges, restrictions and conditions attached to the Class B Shares:

Meetings & Voting Rights

Holders of Class A Shares and Class B Shares are entitled to notice of and to attend at all meetings of the shareholders of the Corporation, except meetings at which only holders of another particular class or series of shares of the Corporation shall have the right to vote. At each such meeting, each Class A Share shall entitle the holder thereof to 276,660 votes in respect of each Class A Share, and each Class B Share shall entitle the holder thereof to one vote, voting together as a single class, except as otherwise expressly provided herein or as provided by law.  At the date hereof, there are 72 Class A Shares outstanding, together representing approximately 66.14% of outstanding voting rights. Each of Dr. R. Bokhari, Mr. A. Durkacz and Mr. Z. Saeed holds 24 (or one-third) of the outstanding Class A Shares.

Neither the holders of the Class A Shares nor the holders of the Class B Shares shall be entitled to vote separately as a class upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (a) or (e) of subsection 170(1) of the OBCA.  Neither the holders of the Class A Shares nor the holders of the Class B Shares shall be entitled to vote separately as a class upon a proposal to amend the articles of the Corporation in the ease of an amendment referred to in paragraph (b) of subsection 170(1) or the OBCA unless such exchange, reclassification or cancellation: (a) affects only the holders of that class; or (b) affects the holders of Class A Shares and Class B Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class under any applicable law or the Corporation's articles in respect of such exchange, reclassification or cancellation.

Dividends, Liquidation & Participation

The Class A Shares and the Class B Shares shall be subject to and subordinate to the rights, privileges, restrictions and conditions attaching to any class ranking senior to the Class A Multiple and the Class B Shares and shall rank pari passu, share for share, as to the right to receive dividends and to receive the remaining property and assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs.

For the avoidance of doubt, holders of Class A Shares and Class B Shares shall, subject always to the rights of the holders of shares of any class ranking senior to the Class A Shares and the Class B Shares, be entitled to receive (i) such dividends as the board of directors of the Corporation shall determine, and (ii) in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Corporation, in the case of (i) and (ii) in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if the Class A Shares and the Class B Shares were of one class only, provided, however, that in the event of a payment of a dividend in the form of shares of the Corporation, holders of Class A Shares shall receive Class A Shares and holders of Class B Shares shall receive Class B Shares, unless otherwise determined by the board of directors of the Corporation.

Participation

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or in the event of any other distribution of assets of the Corporation among its shareholders for the purpose of winding up its affairs, the holders of Class A Shares and Class B Shares shall, subject to the prior rights of the holders of any shares of the Corporation ranking in priority to the Class A Shares and Class B Shares be entitled to participate rateably along with all other holders of Class A Shares and Class B Shares (on an as converted to Class B Shares basis).

Changes

No subdivision or consolidation of the Class A Shares or the Class B Shares shall be carried out unless, at the same time, the Class B Shares or the Class A Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Conversion

The Class B Shares are not convertible into any other class of shares. Each outstanding Class A Share may at any time, at the option of the holder, be converted into one fully paid and non-assessable Class B Share, in accordance with the procedures established under the Corporation's articles.

Take-Over Bid Protections

In connection with any Change of Control Transaction (as defined below) requiring approval of the holders of Class A Shares and Class B Shares under the OBCA, holders of Class A Shares and Class B Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Class A Shares who voted in respect of that resolution and by a majority of the votes cast by the holders of outstanding Class B Shares who voted in respect of that resolution, each voting separately as a class at a meeting of the holders of that class called and held for such purpose.

Under the Corporation's articles of incorporation, a "Change of Control Transaction" means an amalgamation, arrangement, recapitalization, business combination or similar transaction of the Corporation, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the continuing entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation, the continuing entity or its parent and more than fifty percent (50%) of the total number of outstanding shares of the Corporation, the continuing entity or its parent, in each case as outstanding immediately after such transaction, and the shareholders of the Corporation immediately prior to the transaction own voting securities of the Corporation, the continuing entity or its parent immediately following the transaction in substantially the same proportions (vis-a-vis each other) as such shareholders owned the voting securities of the Corporation immediately prior to the transaction.

Under applicable Canadian law, an offer to purchase Class A Shares would not necessarily require that an offer be made to purchase Class B Shares. In accordance with the rules of the CSE designed to ensure that, in the event of a take-over bid, the holders of Class B Shares will be entitled to participate on an equal footing with holders of Class A Shares, the holders of not less than 80% of the outstanding Class A Shares have entered into a customary coattail agreement with the Corporation and a trustee (the "Coattail Agreement").

The Coattail Agreement contains provisions customary for dual class, publicly-traded corporations designed to prevent transactions that otherwise would deprive the holders of Class B Shares of rights under the take-over bid provisions of applicable Canadian securities legislation to which they would have been entitled if the Class A Shares had been Class B Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale of Class A Shares by a holder of Class A Shares party to the Coattail Agreement if concurrently an offer is made to purchase Class B Shares that:

(i) offers a price per Class B Share at least as high as the highest price per share paid or required to be paid pursuant to the take-over bid for the Class A Shares;

(ii) provides that the percentage of outstanding Class B Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of outstanding Class A Shares to be sold (exclusive of Class A Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

(iii) has no condition attached other than the right not to take up and pay for Class B Shares tendered if no shares are purchased pursuant to the offer for Class A Shares; and

(iv) is in all other material respects identical to the offer for Class A Shares.

In addition, the Coattail Agreement does not prevent the sale of Class A Shares by a holder thereof to a permitted holder, provided such sale does not or would not constitute a take-over bid or, if so, is exempt or would be exempt from the formal bid requirements (as defined in applicable securities legislation). The conversion of Class A Shares into Class B Shares, shall not, in and of itself constitute a sale of Class A Shares for the purposes of the Coattail Agreement.

The Coattail Agreement may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the CSE and any other applicable securities commission or similar regulatory authority in Canada and (b) the approval of at least 66 and 2/3% of the votes cast by holders of Class B Shares represented at a meeting duly called for the purpose of considering such amendment or waiver, excluding votes attached to Class B Shares held directly or indirectly by holders of Class A Shares, their affiliates and related parties and any persons who have an agreement to purchase Class A Shares on terms which would constitute a sale for purposes of the Coattail Agreement other than as permitted thereby.

Except as otherwise provided above, Class A Shares and Class B Shares are equal in all respects and shall be treated as shares of a single class for all purposes under the OBCA.

The Corporation has complied with the requirements of Part 12 of NI 41-101 to be able to file a prospectus under which the Class B Shares or Securities that are, directly or indirectly, convertible into, or exercisable or exchangeable for, the Class B Shares are distributed, as the Corporation received the requisite prior majority approval of shareholders of the Corporation, at the annual and special meeting of shareholders held on March 15, 2018, in accordance with applicable law, including Section 12.3 of NI 41-101, for the business combination between the Corporation and FV Pharma (the "Business Combination"), pursuant to which FV Pharma completed a reverse takeover of the Corporation and, in connection with the Business Combination, the Corporation amended its articles of incorporation on May 24, 2018, to create the new terms of the Class A Shares and Class B Shares, which amendments constituted a "restricted security reorganization" within the meaning of such term under applicable Canadian securities laws.

See "Description of Share Capital" in the 2019 AIF for additional details as to the description of the capital structure of the Corporation and see "General Development of the Business - Three Year History - Business Combination with FV Pharma and Concurrent Financing" for additional details of the Business Combination.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following description of the terms of Subscription Receipts sets forth certain general terms and provisions of Subscription Receipts in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Subscription Receipts offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Subscription Receipts.

Subscription Receipts may be offered separately or in combination with one or more other Securities. The Subscription Receipts will be issued under a subscription receipt agreement. A copy of the subscription receipt agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the subscription receipt agreement, original purchasers of Subscription Receipts may have a contractual right of rescission against the Corporation, following the issuance of the underlying Class B Shares or other Securities to such purchasers upon the surrender or deemed surrender of the Subscription Receipts, to receive the amount paid for the Subscription Receipts in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Subscription Receipts.

The description of general terms and provisions of Subscription Receipts described in any Prospectus Supplement will include, where applicable:

  the number of Subscription Receipts offered;

  the price at which the Subscription Receipts will be offered;

  if other than Canadian dollars, the currency or currency unit in which the Subscription Receipts are denominated;

  the procedures for the exchange of the Subscription Receipts into Class B Shares or other Securities;

  the number of Class B Shares or other Securities that may be obtained upon exercise of each Subscription Receipt;

  the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

  the terms applicable to the gross proceeds from the sale of the Subscription Receipts plus any interest earned thereon;

  the material tax consequences of owning the Subscription Receipts; and

  any other material terms, conditions and rights (or limitations on such rights) of the Subscription Receipts.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Subscription Receipts that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Subscription Receipts described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Subscription Receipts.

DESCRIPTION OF WARRANTS

The following description of the terms of Warrants sets forth certain general terms and provisions of Warrants in respect of which a Prospectus Supplement may be filed. The particular terms and provisions of Warrants offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Warrants.

Warrants may be offered separately or in combination with one or more other Securities. Each series of Warrants will be issued under a separate warrant agreement to be entered into between us and one or more banks or trust companies acting as warrant agent. The applicable Prospectus Supplement will include details of the warrant agreements covering the Warrants being offered. The warrant agent will act solely as our agent and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. A copy of the warrant agreement will be filed by us with the applicable securities commission or similar regulatory authorities after it has been entered into by us and will be available electronically at www.sedar.com.

Pursuant to the warrant agreement, original purchasers of Warrants may have a contractual right of rescission against the Corporation, following the issuance of the underlying Class B Shares or other securities to such purchasers upon the exercise or deemed exercise of the Warrants, to receive the amount paid for the Warrants and the amount paid upon exercise of the Warrants in the event that this Prospectus and any amendment thereto contains a misrepresentation or is not delivered to such purchaser, provided such remedy for rescission is exercised within 180 days from the closing date of the offering of Warrants.

The description of general terms and provisions of Warrants described in any Prospectus Supplement will include, where applicable:

  the designation and aggregate number of Warrants offered;

  the price at which the Warrants will be offered;

  if other than Canadian dollars, the currency or currency unit in which the Warrants are denominated;

  the designation and terms of the Class B Shares that may be acquired upon exercise of the Warrants;

  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  the number of Class B Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which that amount of securities may be purchased upon exercise of each Warrant;

  the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

  the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;

  the minimum or maximum amount, if any, of Warrants that may be exercised at any one time;

  whether the Warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions; and

  any other material terms, conditions and rights (or limitations on such rights) of the Warrants.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Warrants that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Warrants described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Warrants.

DESCRIPTION OF DEBT SECURITIES

In this section describing the Debt Securities, the terms "Corporation" and "FSD Pharma" refer only to FSD Pharma Inc. without any of its subsidiaries. This section describes the general terms that will apply to any Debt Securities issued pursuant to this Prospectus. The specific terms of the Debt Securities, and the extent to which the general terms described in this section apply to those Debt Securities, will be set forth in the applicable Prospectus Supplement.

The Debt Securities will be issued in one or more series under an indenture (the "Indenture") to be entered into between FSD Pharma and one or more trustees (the "Trustee") that will be named in a Prospectus Supplement for a series of Debt Securities. To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended. A copy of the form of the Indenture to be entered into will be filed with the SEC as an exhibit to the registration statement. The description of certain provisions of the Indenture in this section is not intended to be complete and is qualified in its entirety by reference to the provisions of the Indenture. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture.

The Corporation may issue Debt Securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

The Indenture does not limit the aggregate principal amount of Debt Securities which the Corporation may issue under the Indenture and does not limit the amount of other indebtedness that the Corporation may incur. The Indenture provides that the Corporation may issue Debt Securities from time to time in one or more series which may be denominated and payable in U.S. dollars, Canadian dollars or any other currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Indenture permits the Corporation, without the consent of the holders of any Debt Securities, to increase the principal amount of any series of Debt Securities the Corporation has previously issued under the Indenture and to issue such increased principal amount.

The applicable Prospectus Supplement will set forth the following terms relating to the Debt Securities offered by such Prospectus Supplement (the "Offered Securities"):

  the specific designation of the Offered Securities; any limit on the aggregate principal amount of the Offered Securities; the date or dates, if any, on which the Offered Securities will mature and the portion (if less than all of the principal amount) of the Offered Securities payable upon declaration of acceleration of maturity;

  the rate or rates (whether fixed or variable) at which the Offered Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Offered Securities that are in registered form;

  the terms and conditions under which the Corporation may be obligated to redeem, repay or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or otherwise;

  the terms and conditions upon which the Corporation may redeem the Offered Securities, in whole or in part, at its option;

  any covenants applicable to the Offered Securities;

  the terms and conditions for any conversion or exchange of the Offered Securities for any other securities;

  whether the Offered Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Offered Securities which are in bearer form and as to exchanges between registered form and bearer form;

  whether the Offered Securities will be issuable in the form of registered global securities ("Global Securities"), and, if so, the identity of the depositary for such registered Global Securities;

  the denominations in which registered Offered Securities will be issuable, if other than denominations of US$2,000 and integral multiples of US$1,000 and the denominations in which bearer Offered Securities will be issuable, if other than US$5,000;

  each office or agency where payments on the Offered Securities will be made (if other than the offices or agencies described under the heading "Payment" below) and each office or agency where the Offered Securities may be presented for registration of transfer or exchange;

  if other than U.S. dollars, the currency in which the Offered Securities are denominated or the currency in which the Corporation will make payments on the Offered Securities;

  any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Offered Securities; and

  any other terms of the Offered Securities which apply solely to the Offered Securities, or terms described herein as generally applicable to the Debt Securities which are not to apply to the Offered Securities.

Unless otherwise indicated in the applicable Prospectus Supplement:

  holders may not tender Debt Securities to the Corporation for repurchase; and

  the rate or rates of interest on the Debt Securities will not increase if the Corporation becomes involved in a highly leveraged transaction or the Corporation is acquired by another entity.

The Corporation may issue Debt Securities under the Indenture bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and, in such circumstances, the Corporation may offer and sell those Debt Securities at a discount below their stated principal amount. The Corporation will describe in the applicable Prospectus Supplement any Canadian and U.S. federal income tax consequences and other special considerations applicable to any discounted Debt Securities or other Debt Securities offered and sold at par which are treated as having been issued at a discount for Canadian and/or U.S. federal income tax purposes.

Any Debt Securities issued by the Corporation will be direct, unconditional and unsecured obligations of the Corporation and will rank equally among themselves and with all of the Corporation's other unsecured, unsubordinated obligations, except to the extent otherwise required by mandatory provisions of law. Debt Securities issued by the Corporation will be structurally subordinated to all existing and future liabilities, including trade payables and other indebtedness, of the Corporation's subsidiaries. The Corporation will agree to provide to the Trustee (i) annual reports containing audited financial statements and (ii) quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

Form, Denomination, Exchange and Transfer

Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will issue Debt Securities only in fully registered form without coupons, and in denominations of US$2,000 and integral multiples of US$1,000. Debt Securities may be presented for exchange and registered Debt Securities may be presented for registration of transfer in the manner to be set forth in the Indenture and in the applicable Prospectus Supplement. The Corporation may, however, require payment sufficient to cover any taxes or other governmental charges due in connection with the exchange or transfer. The Corporation will appoint the Trustee as security registrar. Bearer Debt Securities and the coupons applicable thereto will be transferable by delivery.

Payment

Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will make payments on registered Debt Securities (other than Global Securities) at the office or agency of the Trustee, except that the Corporation may choose to pay interest (a) by cheque mailed to the address of the person entitled to such payment as specified in the security register, or (b) by wire transfer to an account maintained by the person entitled to such payment as specified in the security register. Unless otherwise indicated in the applicable Prospectus Supplement, the Corporation will pay any interest due on registered Debt Securities to the persons in whose name such registered Securities are registered on the day or days specified in the applicable Prospectus Supplement.

Registered Global Securities

Unless otherwise indicated in the applicable Prospectus Supplement, Registered Debt Securities of a series will be issued in global form that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement. Global Securities will be registered in the name of the Depositary, and the Debt Securities included in the Global Securities may not be transferred to the name of any other direct holder unless the special circumstances described below occur. Any person wishing to own Debt Securities issued in the form of Global Securities must do so indirectly by virtue of an account with a broker, bank or other financial institution that, in turn, has an account with the Depositary.

Special Investor Considerations for Global Securities

The Corporation's obligations under the Indenture, as well as the obligations of the Trustee and those of any third parties employed by the Corporation or the Trustee, run only to persons who are registered as holders of Debt Securities. For example, once the Corporation makes payment to the registered holder, the Corporation has no further responsibility for the payment even if that holder is legally required to pass the payment along to an investor but does not do so. As an indirect holder, an investor's rights relating to a Global Security will be governed by the account rules of the investor's financial institution and of the Depositary, as well as general laws relating to debt securities transfers.

An investor should be aware that when Debt Securities are issued in the form of Global Securities:

  the investor cannot have Debt Securities registered in his or her own name;

  the investor cannot receive physical certificates for his or her interest in the Debt Securities;

  the investor must look to his or her own bank, brokerage firm or other financial institution for payments on the Debt Securities and protection of his or her legal rights relating to the Debt Securities;

  the investor may not be able to sell interests in the Debt Securities to some insurance companies and other institutions that are required by law to hold the physical certificates of Debt Securities that they own;

  the Depositary's policies will govern payments, transfers, exchange and other matters relating to the investor's interest in the Global Security;

  the Corporation and the Trustee will have no responsibility for any aspect of the Depositary's actions or for its records of ownership interests in the Global Security;

  the Corporation and the Trustee also do not supervise the Depositary in any way; and

  the Depositary will usually require that interests in a Global Security be purchased or sold within its system using same-day funds.

Special Situations When Global Security Will be Terminated

In a few special situations described below, a Global Security will terminate and interests in it will be exchanged for physical certificates representing Debt Securities. After that exchange, an investor may choose whether to hold Debt Securities directly or indirectly through an account at its bank, brokerage firm or other financial institution. Investors must consult their own banks, brokers or other financial institutions to find out how to have their interests in Debt Securities transferred into their own names, so that they will be registered holders of the Debt Securities represented by each Global Security.

The special situations for termination of a Global Security are:

  when the Depositary notifies the Corporation that it is unwilling, unable or no longer qualified to continue as Depositary (unless a replacement Depositary is named); and

  when and if the Corporation decides to terminate a Global Security.

The Prospectus Supplement may list situations for terminating a Global Security that would apply only to the particular series of Debt Securities covered by the Prospectus Supplement. When a Global Security terminates, the Depositary (and not the Corporation or the Trustee) will be responsible for deciding the names of the institutions that will be the initial direct holders.

Events of Default

Unless otherwise specified in the applicable Prospectus Supplement, the term "Event of Default" with respect to Debt Securities of any series means any of the following:

(a) default in the payment of the principal of (or any premium on) any Debt Security of that series at its Maturity that continues for a period of five business days;

(b) default in the payment of any interest on any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days;

(c) default in the deposit of any sinking fund payment, when the same become due by the terms of the Debt Securities of that series;

(d) default in the performance, or breach, of any other covenant or agreement of the Corporation in the Indenture in respect of the Debt Securities of that series (other than a covenant or agreement for which default or breach is specifically dealt with elsewhere in the Indenture), where such default or breach continues for a period of 90 days after written notice thereof to the Corporation by the Trustee or the holders of at least 25 per cent in principal amount of all outstanding Debt Securities affected thereby;

(e) certain events of bankruptcy, insolvency or reorganization; or

(f) any other event of default provided with respect to the Debt Securities of that series.

If an Event of Default occurs and is continuing with respect to Debt Securities of any series, then the Trustee or the holders of not less than 25 per cent in principal amount of the outstanding Debt Securities of that series may require the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the outstanding Debt Securities of that series and any accrued but unpaid interest on such Debt Securities be paid immediately. However, at any time after a declaration of acceleration with respect to Debt Securities of any series or all series affected (or of all series, as the case may be) has been made and before a judgment or decree for payment of the money due has been obtained, the holders of a majority in principal amount of the outstanding Debt Securities of such series or of all series affected (or of all series, as the case may be), by written notice to the Corporation and the Trustee, may, under certain circumstances, rescind and annul such acceleration. The applicable Prospectus Supplement will contain provisions relating to acceleration of the maturity of a portion of the principal amount of Original Issue Discount Securities upon the occurrence of any Event of Default and the continuation thereof.

Other than its duties in the case of an Event of Default, the Trustee will not be obligated to exercise any of its rights and powers under the Indenture at the request or direction of any of the holders, unless the holders have offered to the Trustee reasonable indemnity. If the holders provide reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities of all series affected by an Event of Default may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of all series affected by such Event of Default.

No holder of a Debt Security of any series will have any right to institute any proceedings, unless:

  such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of that series;

  the holders of at least 25 per cent in principal amount of the outstanding Debt Securities of all series affected by such Event of Default have made written request and have offered reasonable indemnity to the Trustee to institute such proceedings as trustee; and

  the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in the aggregate principal amount of outstanding Debt Securities of all series affected by such Event of Default a direction inconsistent with such request, within 60 days after such notice, request and offer.

However, these limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of principal of or interest on such Debt Security on or after the applicable due date of such payment.

The Corporation will be required to furnish to the Trustee annually an officers' certificate as to the performance of certain of its obligations under the Indenture and as to any default in such performance.

Defeasance

In this section, the term "defeasance" means discharge from some or all of the Corporation's obligations under the Indenture with respect to Debt Securities of a particular series. Unless otherwise stated in the applicable Prospectus Supplement, if the Corporation deposits with the Trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity or a redemption date of the Debt Securities of a particular series, then at its option:

  the Corporation will be discharged from its obligations with respect to the Debt Securities of such series with certain exceptions, and the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and replacement of lost, stolen or mutilated Debt Securities and certain other limited rights. Such holders may look only to such deposited funds or obligations for payment; or

  the Corporation will no longer be under any obligation to comply with certain covenants under the Indenture, and certain Events of Default will no longer apply to it.

Unless otherwise stated in the applicable Prospectus Supplement, to exercise defeasance the Corporation also must deliver to the Trustee:

  an opinion of U.S. counsel to the effect that the deposit and related defeasance would not cause the holders of the Debt Securities of the applicable series to recognize income, gain or loss for U.S. federal income tax purposes and that holders of the Debt Securities of that series will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; and

  an opinion of Canadian counsel or a ruling from Canada Revenue Agency that there would be no such recognition of income, gain or loss for Canadian federal or provincial income tax purposes and that holders of the Debt Securities of that series will be subject to Canadian federal and provincial income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

In addition, unless otherwise stated in the applicable Prospectus Supplement, in connection with any defeasance, no Event of Default with respect to the Debt Securities of the applicable series can have occurred and the Corporation cannot be an insolvent person under the Bankruptcy and Insolvency Act (Canada). In order for U.S. counsel to deliver the opinion that would allow the Corporation to be discharged from all of its obligations under the Debt Securities of any series, the Corporation must have received from, or there must have been published by, the Internal Revenue Service a ruling, or there must have been a change in law so that the deposit and defeasance would not cause holders of the Debt Securities of such series to recognize income, gain or loss for U.S. federal income tax purposes and so that such holders would be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Modifications and Waivers

The Corporation may modify or amend the Indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series affected by such modification or amendment; provided, however, unless otherwise stated in the applicable Prospectus Supplement, that the Corporation will be required to receive consent from the holder of each outstanding Debt Security of such affected series to:

  change the stated maturity of the principal of, or interest on, such outstanding Debt Security;

  reduce the principal amount of or interest on such outstanding Debt Security;

  reduce the amount of the principal payable upon the acceleration of the maturity of an outstanding Original Issue Discount Security;

  change the place or currency of payments on such outstanding Debt Security;

  reduce the percentage in principal amount of outstanding Debt Securities of such series, from which the consent of holders is required to modify or amend the Indenture or waive compliance with certain provisions of the Indenture or waive certain defaults; or

  modify any provisions of the Indenture relating to modifying or amending the Indenture or waiving past defaults or covenants except as otherwise specified.

The holders of a majority in principal amount of Debt Securities of any series or of the affected series may waive the Corporation's compliance with certain restrictive provisions of the Indenture with respect to such series. The holders of a majority in principal amount of outstanding Debt Securities of all series with respect to which an Event of Default has occurred may waive any past default under the Indenture, except a default in the payment of the principal of or interest on any Debt Security or in respect of any item listed above.

The Indenture or the Debt Securities may be amended or supplemented, without the consent of any holder of such Debt Securities, in order to, among other things, cure any ambiguity or inconsistency, comply with applicable law or to make any change, in any case, that does not have a materially adverse effect on the rights of any holder of such Debt Securities.

Consent to Jurisdiction and Service

Unless otherwise stated in the applicable Prospectus Supplement, under the Indenture, the Corporation will irrevocably appoint an authorized agent upon which process may be served in any suit, action or proceeding arising out of or relating to the Securities or the Indenture that may be instituted in any United States federal or New York state court located in The City of New York, and will submit to such non-exclusive jurisdiction.

Governing Law

Unless otherwise stated in the applicable Prospectus Supplement, the Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York.

Enforceability of Judgments

Since most of the assets of the Corporation are outside the United States, any judgment obtained in the United States against the Corporation would need to be satisfied by seeking enforcement of such judgment in a court located outside of the United States.

It may be difficult for holders of the Debt Securities to effect service of process in the United States on the directors, controlling persons and officers of the Corporation and the experts named in this Prospectus and any Prospectus Supplement who are not residents of the United States or to enforce against them in the United States judgments of courts of the United States predicated upon the civil liability provisions of the United States federal or state securities laws or other laws of the United States. We have been advised by Bennett Jones LLP, our Canadian legal counsel, that there may be doubt as to the enforceability, in original actions in Canadian courts, of liabilities predicated upon the United States federal or state securities laws or other laws of the United States and as to the enforceability in Canadian courts of the judgments of United States courts obtained in actions predicated upon the civil liability provisions of United States federal or state securities laws or other laws of the United States.

The Trustee

The Trustee under the Indenture or its affiliates may provide banking and other services to the Corporation in the ordinary course of their business.

The Indenture will contain certain limitations on the rights of the Trustee, as long as it or any of its affiliates remains the Corporation's creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The Trustee and its affiliates will be permitted to engage in other transactions with the Corporation. If the Trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the Trustee must eliminate the conflict or resign.

DESCRIPTION OF UNITS

We may issue Units comprised of one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of Units offered by any Prospectus Supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the Prospectus Supplement filed in respect of such Units.

The particular terms of each issue of Units will be described in the related Prospectus Supplement. This description will include, where applicable:

  the designation and aggregate number of Units offered;

  the price at which the Units will be offered;

  if other than Canadian dollars, the currency or currency unit in which the Units are denominated;

  the terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

  the number of Securities that may be purchased upon exercise of each Unit and the price at which and currency or currency unit in which that amount of Securities may be purchased upon exercise of each Unit;

  any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units; and

  any other material terms, conditions and rights (or limitations on such rights) of the Units.

We reserve the right to set forth in a Prospectus Supplement specific terms of the Units that are not within the options and parameters set forth in this Prospectus. In addition, to the extent that any particular terms of the Units described in a Prospectus Supplement differ from any of the terms described in this Prospectus, the description of such terms set forth in this Prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such Prospectus Supplement with respect to such Units.

SELLING SECURITYHOLDERS

This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain selling securityholders. The terms under which the Securities will be offered by selling securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of the Securities by selling securityholders will include, without limitation, where applicable: (i) the names of the Selling Securityholders; (ii) the number or amount of our Securities of the class being distributed owned, controlled or directed by each Selling Securityholder; (iii) the number or amount of our Securities of the class being distributed for the account of each Selling Securityholder; (iv) the number or amount of Securities of any class, to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities; (v) whether the Securities of the class being distributed are owned by the Selling Securityholders both of record and beneficially, of record only or beneficially only; (vi) if the Selling Securityholder purchased the Securities of the class being distributed within two years preceding the date of the Prospectus Supplement, the date or dates the Selling Securityholder acquired the Securities; and (vii) if the Selling Securityholder acquired the Securities of the class being distributed in the 12 months preceding the date of the Prospectus, the cost thereof to the Selling Securityholder in the aggregate and on a per Security basis; and (viii) if applicable, the disclosure required by Item 1.11 of Form 44-101F1 Short Form Prospectus if a Selling Securityholder is incorporated, continued, or otherwise organized under the laws of a foreign jurisdiction or resides outside Canada, and, in such case, will file a non-issuer's submission to jurisdiction form with the applicable Prospectus Supplement.

DIRECTORS AND EXECUTIVE OFFICERS

Gerald Goldberg, a director of the Corporation, was previously the Interim Chief Executive Officer of Canada House Wellness Group Inc. ("Canada House") at the time that a management cease trade order ("MCTO") was issued by the Ontario Securities Commission ("OSC") on September 13, 2017. The OSC issued a MCTO as a result of Canada House's failure to file its audited financial statements and related management discussion and analysis for the year ended April 30, 2017 before the applicable filing deadline of August 28, 2017. Mr. Goldberg was subject to a MCTO on the basis that he had or may have had material information relating to Canada House that had not been generally disclosed and that Canada House had not filed its audited financial statements, related MD&A and certifications at that time. The MCTO was lifted effective November 22, 2017.

Gerald Goldberg also serves as a director of Leo Acquisitions Corp. ("LAC"). LAC was noted in default by the OSC for failure to file its interim financial statements and MD&A for the period ended December 31, 2019 and failure to pay fees to the OSC in accordance with applicable securities laws. The OSC issued a cease trade order in respect of all of LAC's securities on March 6, 2020 with immediate effect. For other information pertaining to our directors and executive officers, see "Directors and Executive Officers" in the 2019 AIF.

RISK FACTORS

Other than as discussed in this Prospectus, risk factors relating to our business are discussed in our 2019 AIF and FY 2019 MD&A, and certain other documents incorporated by reference or deemed to be incorporated by reference into this Prospectus, which risk factors are incorporated by reference into this Prospectus.

Public health crises, including the ongoing novel coronavirus (COVID-19) pandemic, could have significant economic and geopolitical impacts that may adversely affect the Corporation's business, financial condition and/or results of operations.

The Corporation's financial and/or operating performance could be materially adversely affected by the public health crisis resulting from the ongoing novel coronavirus (COVID-19) pandemic and other similar public health crises. Such public health crises, including the ongoing COVID-19 pandemic, and economic and geopolitical impacts caused as a result of such public health crises, can result in volatility and disruption to global supply chains, trade and market sentiment, mobility of people, and global financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, liquidity and volatility of capital markets, financing opportunities, financial conditions and results of operations, and other factors relevant to the Corporation. In addition, such public health crises may subject the Corporation to risks related to employee health and safety, slowdowns or temporary suspensions of operations in impacted locations, temporary or indefinite delays in the completion of our clinical trials, additional non-compensable costs, and/or the cancellation of contracts, all of which could negatively impact the Corporation's business, financial condition and/or results of operations.

On March 23, 2020, the Corporation announced that it has taken steps to mitigate the impact of the COVID-19 pandemic on its wholly-owned subsidiary, FV Pharma. Management has implemented a systematic and orderly scale back of FV Pharma's cultivation operations at the Facility in Cobourg, Ontario, and a furlough policy for the FV Pharma workforce excluding certain personnel working staggered shifts to ensure continuity of operations and licensure. The Corporation has also temporarily closed the Facility to collaboration partners. Management's s actions are aligned with evolving guidance from Canadian health officials.

Prospective purchasers of Securities should consider carefully such risks, as well as the other information contained in and incorporated by reference into this Prospectus and, if applicable, in the applicable Prospectus Supplement before purchasing Securities offered hereby. If any event arising from these risks occurs, our business, prospects, financial condition, results of operations or cash flows, or your investment in the Securities could be materially adversely affected. You could lose all or part of your investment in the Securities.

Even if the FSD-201 COVID-19 Trials for the use of FSD-201 micro-PEA to treat COVID-19 are successful and receive marketing approval, which may occur much later than anticipated or not at all, FSD-201 micro-PEA may fail to achieve the degree of market acceptance by physicians, patients, healthcare payors, and others in the medical community necessary for commercial success, including, due to the possibility that alternative, superior treatments for COVID-19 may be available prior to the approval and commercialization of FSD-201 micro-PEA for the treatment of COVID-19 or the COVID-19 pandemic will subside and no longer constitute a global health crisis.

The commercial success of any of our product candidates, and specifically FSD-201 micro-PEA to treat COVID-19,  will depend upon their degree of market acceptance by physicians, patients, third-party payors, and others in the medical community. For example, even if the FSD-201 COVID-19 Trials for the use of FSD-201 micro-PEA to treat COVID-19 are successful and receive marketing approval, which may occur much later than anticipated or not at all, FSD-201 micro-PEA may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors, and others in the medical community. The degree of market acceptance of FSD-201 micro-PEA to treat COVID-19, if approved for commercial sale, will depend on a number of factors, including:

  the possibility that alternative, superior treatments for COVID-19 may be available prior to the approval and commercialization of FSD-201 micro-PEA for the treatment of COVID-19, including the possible development and mass production of a vaccine that significantly limits and/or ultimately eliminates the market for FSD-201 micro-PEA by drastically reducing COVID-19 infections in the general population;

  the COVID-19 pandemic will subside and no longer constitute a global health crisis;

  the efficacy and safety of FSD-201 micro-PEA;

  the ability to offer FSD-201 micro-PEA for sale at competitive prices;

  the ability to manufacture FSD-201 micro-PEA in sufficient quantities and to offer appropriate patient access programs, such as co-pay assistance;

  convenience and ease of dosing and administration compared to alternative treatments;

  the clinical indications for which FSD-201 micro-PEA is approved by FDA, if it approved at all, or comparable regulatory agencies;

  product labeling or product insert requirements of the FDA or other comparable regulatory authorities, including any limitations, contraindications or warnings contained in a product's approved labeling;

  restrictions on how FSD-201 micro-PEA is distributed;

  publicity concerning FSD-201 micro-PEA or competing products and treatments;

  the strength of marketing and distribution support;

  favorable third-party coverage and sufficient reimbursement; and

  the prevalence and severity of any side effects or adverse effects.

Sales of medical products also depend on the willingness of physicians to prescribe the treatment, which is likely to be based on a determination by these physicians that the products are safe, therapeutically effective and cost effective. In addition, the inclusion or exclusion of products from treatment guidelines established by various physician groups and the viewpoints of influential physicians can affect the willingness of other physicians to prescribe the treatment. We cannot predict whether physicians, physicians' organizations, hospitals, other healthcare providers, government agencies or private insurers will determine that FSD-201 micro-PEA is safe, therapeutically effective and cost effective as compared with competing treatments. If FSD-201 micro-PEA does not achieve an adequate level of acceptance, we may not generate significant product revenue, and we may not become profitable.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences which may be applicable to a purchaser of Securities offered thereunder, and may also include a discussion of certain U.S. federal income tax consequences to the extent applicable. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement, certain legal matters relating to the offering of the Securities will be passed upon for us by Bennett Jones LLP, Toronto, Ontario concerning matters of Canadian law and Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York concerning matters of U.S. law.

In addition, certain legal matters in connection with any offering of securities will be passed upon for any Underwriters to be designated at the time of the offering by such Underwriters with respect to matters of Canadian and U.S. law.

As of the date of this Prospectus, to the best of our knowledge, the partners and associates of Bennett Jones LLP, as a group, beneficially own, directly or indirectly, less than 1% of our outstanding securities.

AGENT FOR SERVICE OF PROCESS

R. Bokhari, S. Buyer, R. Ciaruffoli, J. Datin, L. Kaiser and D. Urban are directors of the Corporation who reside outside of Canada. Each of these directors has appointed Bennett Jones LLP, 3400 One First Canadian Place, P.O. Box 130, Toronto, Ontario, Canada, M5X 1A4, as their agent for service of process. Prospective investors are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITORS

MNP LLP was appointed as auditors of the Corporation effective November 19, 2019 and audited the FY 2019 Financial Statements which are incorporated by reference into this Prospectus. The report of MNP LLP on the FY 2019 Financial Statements has been incorporated herein in reliance upon authority of said firm as experts in accounting and auditing in giving said report. McGovern Hurley LLP, the prior auditors of the Corporation, resigned at our request effective November 19, 2019. McGovern Hurley LLP audited our FY 2018 Financial Statements. The report of McGovern Hurley LLP dated May 3, 2019 on the FY 2018 Financial Statements is incorporated by reference in this Prospectus, as such report forms part of the FY 2019 Financial Statements.

MNP LLP and McGovern Hurley LLP have each confirmed, with respect to the Corporation, that they were, at all relevant times, independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and also were, at all relevant times, independent accountants with respect to the Corporation within the meaning of the applicable rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).

As of the date hereof, MNP LLP, and its partners and associates, and McGovern Hurley LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of our outstanding securities.

MATERIAL CONTRACTS

In addition to the material contracts disclosed in the 2019 AIF, the Corporation is party to an amended and restated license agreement between the Corporation, as licensee, and Epitech Group SpA, a biological pharmacology company based in Milan, Italy, as licensor ("Epitech"), dated January 8, 2020 (the "Epitech License"). A license was originally granted by Epitech to Prismic on June 5, 2013. The Epitech License provides the Corporation with an exclusive, worldwide (excluding Italy and Spain) license to use for pharmaceutical purposes, certain patents and other intellectual property rights to micro-PEA owned by Epitech Group SpA. The Epitech License includes in favour of the Corporation the ability to further sub-license rights and obligations under the Epitech License on terms substantially similar thereto, and to engage with commercial partners in relation to the research, development, manufacture, sale, import, export, marketing, and distribution, or other disposal or commercialization of the products under the Epitech License. A copy of the Epitech License is available on the Corporation's SEDAR profile at www.sedar.com and EDGAR profile at www.sec.gov. For information on other material contracts, see "Material Contracts" in the 2019 AIF.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the registration statement on Form F-10 of which this Prospectus forms a part:

  the documents referred to under "Documents Incorporated by Reference" in this Prospectus;

  the consent of McGovern Hurley LLP;

  the consent of MNP LLP;

  the consent of our Canadian counsel, Bennett Jones LLP;

  the powers of attorney from our directors and officers; and

  a form of indenture relating to Debt Securities.

A copy of the form of warrant agreement, subscription receipt agreement or statement of eligibility of trustee on Form T-1, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.